Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of ____September ____ 2003

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	This Form 6-K consists of the following:


      TELUS Corporation Third Quarter Financial Statements and
             Management Discussion and Analysis.




______________________________________________________________________________




                             TELUS CORPORATION

                     CONSOLIDATED FINANCIAL STATEMENTS

                              (UNAUDITED)

                             SEPTEMBER 30, 2003



______________________________________________________________________________




consolidated statements of income

							    Three months		    	     Nine months
Periods ended September 30 (unaudited) (millions)	2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES				      $ 1,806.2       $ 1,766.3               $ 5,320.4       $ 5,212.3
---------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations						1,051.7 	1,103.2 		3,175.3 	3,338.9
  Depreciation 						  308.9 	  307.3 		  949.5 	  898.5
  Amortization of intangible assets			   98.3 	   93.5 		  278.9 	  261.9
  Restructuring and workforce reduction costs (Note 4)	    2.3 	  313.3 		   12.1 	  328.9
---------------------------------------------------------------------------------------------------------------------------------
							1,461.2 	1,817.3		 	4,415.8 	4,828.2
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)					  345.0 	  (51.0)		  904.6 	  384.1
  Other expense 					    7.6  	    7.7 		   19.8 	   18.4
  Financing costs (Note 5) 				  136.5 	   98.6 		  467.2 	  454.0
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES
 AND NON-CONTROLLING INTEREST				  200.9 	 (157.3)		  417.6 	  (88.3)
  Income taxes (recovery) (Note 6)			   84.0 	  (50.5)		  133.0 	   (0.9)
  Non-controlling interest				    1.0 	    0.6 		    2.7 	    2.4
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)					  115.9 	 (107.4)		  281.9 	  (89.8)
  Preference and preferred share dividends		    0.9 	    0.8 		    2.6 	    2.6
  Interest on convertible debentures,
   net of income taxes					    1.8 	    1.8 		    5.3 	    5.1
---------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE AND NON-VOTING SHARE INCOME (LOSS)	      $   113.2       $  (110.0)       	      $   274.0       $   (97.5)
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) PER COMMON SHARE AND
 NON-VOTING SHARE ($) (Note 7)
    - Basic 					 	    0.32 	   (0.35)		    0.79 	   (0.32)
    - Diluted						    0.32 	   (0.35)		    0.78 	   (0.32)
DIVIDENDS DECLARED PER COMMON SHARE AND
 NON-VOTING SHARE ($)					    0.15 	    0.15 		    0.45 	    0.45
TOTAL WEIGHTED AVERAGE COMMON SHARES AND
 NON-VOTING SHARES OUTSTANDING (millions)
    - Basic						  350.1 	  315.3 		  348.5 	  308.7
    - Diluted						  353.2 	  315.3 		  350.8 	  308.7

The accompanying notes are an integral part of these interim consolidated financial statements consolidated statements of retained earnings

												Nine months
Periods ended September 30 (unaudited) (millions)						2003		2002
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR								      $   630.4       $ 1,654.8
Transitional impairment of intangible assets with indefinite lives				     - 		 (595.2)
---------------------------------------------------------------------------------------------------------------------------------
Adjusted opening balance									  630.4 	1,059.6
Net income (loss)										  281.9 	  (89.8)
---------------------------------------------------------------------------------------------------------------------------------
												  912.3 	  969.8
Less: 	Common Share and Non-Voting Share dividends paid in cash 				  124.3 	  105.9
	Common Share and Non-Voting Share dividends reinvested in shares issued from Treasury	   32.5 	   31.7
	Preference and preferred share dividends						    2.6 	    2.6
	Interest on convertible debentures, net of income taxes					    5.3 	    5.1
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD (Note 15)							      $   747.6       $   824.5
=================================================================================================================================

The accompanying notes are an integral part of these interim consolidated financial statements consolidated balance sheets

											       As at	       As at
											   September 30,    December 31,
(unaudited) (millions)										2003	        2002
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and temporary investments, net							      $   102.3       $      -
  Accounts receivable (Notes 9, 17(b))								  504.5 	  640.4
  Income and other taxes receivable 								  342.1 	  134.0
  Inventories											   77.8 	   96.5
  Prepaid expenses and other (Note 17(b))							  160.2 	  163.5
  Current portion of future income taxes							  219.4 	  138.8
---------------------------------------------------------------------------------------------------------------------------------
												1,406.3 	1,173.2
---------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 10)
  Property, plant, equipment and other								7,763.0 	8,025.9
  Intangible assets subject to amortization							  819.1 	  998.5
  Intangible assets with indefinite lives							2,954.5 	2,950.1
---------------------------------------------------------------------------------------------------------------------------------
											       11,536.6        11,974.5
---------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Deferred charges (Note 11)									  615.0 	  729.1
  Future income taxes										  736.5 	1,170.3
  Investments											   40.5 	   48.1
  Goodwill (Note 12)										3,125.0 	3,124.6
---------------------------------------------------------------------------------------------------------------------------------
												4,517.0 	5,072.1
---------------------------------------------------------------------------------------------------------------------------------
											      $17,459.9       $18,219.8
=================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Cash and temporary investments, net							      $      - 	      $     9.0
  Accounts payable and accrued liabilities (Note 17(b))						1,266.4 	1,198.8
  Restructuring and workforce reduction accounts payable and accrued liabilities (Note 4)	  178.9 	  400.4
  Dividends payable										   53.3 	   52.2
  Advance billings and customer deposits (Note 17(b))						  390.8 	  330.3
  Current maturities of long-term debt (Note 13)						  285.8 	  190.3
---------------------------------------------------------------------------------------------------------------------------------
												2,175.2 	2,181.0
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 13) 									6,632.5 	8,197.4
---------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 14)								1,018.7 	  405.3
---------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes										  986.3 	  992.3
---------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest									   10.5 	   11.2
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 15)
  Convertible debentures									  151.8 	  148.5
  Preference and preferred shares 								   69.7 	   69.7
  Common equity											6,415.2 	6,214.4
---------------------------------------------------------------------------------------------------------------------------------
												6,636.7 	6,432.6
---------------------------------------------------------------------------------------------------------------------------------
											      $17,459.9       $18,219.8
=================================================================================================================================

Commitments and Contingent Liabilities (Note 16)

The accompanying notes are an integral part of these interim consolidated financial statements consolidated statements of cash flows

							    Three months			     Nine months
Periods ended September 30 (unaudited) (millions)	2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)				      $   115.9       $  (107.4)	      $   281.9       $   (89.8)
Adjustments to reconcile net income (loss)
  to cash provided by operating activities:
  Depreciation and amortization				  407.2 	  400.8 		1,228.4 	1,160.4
  Future income taxes 					   95.7 	  (57.1)		  351.0 	  (37.8)
  Gain on redemption of long-term debt			     - 		  (82.4)		     - 		  (82.4)
  Net employee defined benefit plans expense (credits)	   13.2 	   (2.1)		   39.5 	  (11.8)
  Employer contributions to employee defined
   benefit plans					  (33.9)	  (11.7)		  (69.9)	  (36.2)
  Other, net						    2.3 	  (15.6)		   36.7 	  (13.3)
  Restructuring and workforce reduction costs,
   net of cash payments (Note 4)			  (29.8)	  256.6 		 (221.5)	  194.9
  Net change in non-cash working capital (Note 17(c))	  279.1 	  423.7 		   83.0 	  297.1
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities			  849.7 	  804.8 		1,729.1 	1,381.1
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Note 10(a))			 (304.0)	 (327.2)		 (817.3)       (1,281.7)
Proceeds from the sale of property (Note 10(c))
 and other assets					    1.3 	    7.8 		   39.6 	    7.8
Other							   (5.1)	   (2.7)		    1.3 	  (36.4)
---------------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities			 (307.8)	 (322.1)		 (776.4)       (1,310.3)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued		   20.6 	   16.6 		   61.7 	   73.9
Public issuance of Non-Voting Shares			     - 		  337.4 		     - 		  337.4
Cost of public issuance of Non-Voting Shares		     - 		  (14.5)		     - 		  (14.5)
Dividends to shareholders				  (41.6)	  (43.2)		 (130.2)	  (96.3)
Long-term debt issued (Note 13)				   56.0 	     - 			  365.4 	  584.0
Redemptions and repayment of long-term debt (Note 13)	 (490.4)	 (779.1)	       (1,130.6)	 (892.7)
Change in short-term obligations
 (commercial paper and bank borrowings)			     - 		     - 			     - 		  (80.5)
Interest on convertible debentures			     - 		     - 			   (5.1)	   (5.1)
Other							   (0.8)	    3.8 		   (2.6)	    0.6
---------------------------------------------------------------------------------------------------------------------------------
Cash used by financing activities			 (456.2)	 (479.0)		 (841.4)	  (93.2)
---------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase (decrease) in cash and temporary
 investments, net					   85.7 	    3.7 		  111.3 	  (22.4)
Cash and temporary investments, net,
 beginning of period					   16.6 	   (9.0)		   (9.0)	   17.1
---------------------------------------------------------------------------------------------------------------------------------
Cash and temporary investments, net,
 end of period					      $   102.3       $    (5.3) 	      $   102.3      $     (5.3)
---------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE
Interest paid					      $    27.7       $    48.6 	      $   362.5      $    392.9
---------------------------------------------------------------------------------------------------------------------------------
Income taxes (inclusive of Investment Tax
 Credits (Note 6)) (received) paid		      $   (38.4)      $     4.2 	      $   (35.1)      $    24.0
=================================================================================================================================

The accompanying notes are an integral part of these interim consolidated financial statements

SEPTEMBER 30, 2003 (unaudited)

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada.


1. Interim Financial Statements

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation audited consolidated financial statements for the year ended December 31, 2002. These interim consolidated financial statements follow the same accounting policies, other than as set out in Note 2 to these interim consolidated financial statements, and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2002.

The term "Company" is used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.


2. Accounting Policy Developments

(a) Disclosure of Guarantees

Commencing January 1, 2003, the new guidelines of the Canadian Institute of Chartered Accountants ("CICA") for the disclosure of guarantees apply to the Company (CICA Accounting Guideline AcG-14) (see Note 16(c)). The Guideline elaborates on required disclosures by a guarantor in its financial statements about obligations under certain types of guarantees that it has issued.

(b) Asset Retirement Obligations

Commencing with the Company's 2004 fiscal year, the new recommendations of the CICA for accounting for asset retirement obligations (CICA Handbook Section
3110) apply to the Company. The new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset; discount accretion is included in determining the results of operations. The Company is currently evaluating the impact of this standard on its financial statements.

(c) Hedging Relationships

Commencing with the Company's 2004 fiscal year, the new guidelines of the CICA for accounting for hedging relationships apply to the Company (CICA Accounting Guideline AcG-13). The Company's previously disclosed hedge accounting policy is compliant with the new Guideline.


3. Financial Instruments

Price risk - currency: The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. Dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity.

The Company's foreign exchange risk management includes the use of foreign currency forward contracts to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts on an exception basis only.

During 2003, the Company entered into foreign currency forward contracts that have the effect of fixing the exchange rates on, as at September 30, 2003, U.S.$38 million of fiscal 2003 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

Fair value: The fair values of the Company's long-term debt and convertible debentures are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

						     As at September 30, 2003		     As at December 31, 2002
---------------------------------------------------------------------------------------------------------------------------------
						      Carrying 				      Carrying
(millions)					       amount	     Fair value		       amount	     Fair value
---------------------------------------------------------------------------------------------------------------------------------
Long-term debt					      $ 6,918.3       $ 7,900.5  	      $ 8,387.7       $ 8,338.2
Convertible debentures				      $   151.8       $   153.4  	      $   148.5       $   137.6
Derivative financial instruments used to manage
 exposure to interest rate and currency risks (a)
    - Deferred hedging liability (Note 14)	      $   574.4       $   637.3    	      $      - 	      $	     -
    - Deferred hedging asset (Note 11)		      $      - 	      $      - 	    	      $   134.1       $   315.7
---------------------------------------------------------------------------------------------------------------------------------

 (a) Notional amount outstanding $4,890.4 (December 31, 2002 - $4,925.7).

4. Restructuring and Workforce Reduction Costs

In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving the Company's operating and capital productivity and competitiveness. The first phase of the Operational Efficiency Program was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. Approximately one-half of the 2001 charge was related to integration costs for TELUS Mobility including the write-down of redundant capital assets, handset reconfiguration costs and employee severance costs. The remaining charge was related to reorganization costs in TELUS Communications, including employee severance costs and capital asset impairment charges.

The second phase of the Operational Efficiency Program, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. Consequently, the Company initiated a program offering an Early Retirement Incentive Plan and a Voluntary Departure Incentive Plan to 11,000 of over 16,000 bargaining unit employees and announced details on Operational Efficiency Program initiatives including: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

The third phase of the Operational Efficiency Program, which commenced in the third quarter of 2002, was focused on operationalizing the above noted initiatives. Consolidation of administrative offices was largely completed by December 31, 2002.

The following table presents the program costs to date and the changes in program costs in the period as well as the corresponding liabilities and changes in the corresponding liabilities for the period.

						    Program (a)	     Nine-month     Program (a)	    Program (a)
						    inception to    period ended    inception to   items not yet
 						    December 31,    September 30,   September 30,   eligible for       Total
(millions)						2002		2003		2003	     recording	    program (a)
---------------------------------------------------------------------------------------------------------------------------------
Workforce reduction costs
  Voluntary (Early Retirement Incentive Plan,
   Voluntary Departure Incentive Plan and other)      $   498.5       $      - 	      $   498.5       $      - 	      $   498.5
  Involuntary and other					  220.8 	     - 		  220.8 	     - 		  220.8
---------------------------------------------------------------------------------------------------------------------------------
							  719.3 	     - 		  719.3 	     - 		  719.3
Lease termination charges				   16.1 	    3.4 	   19.5 	     - 		   19.5
Asset write-offs and other charges			   32.9 	    8.7 	   41.6 	    7.3 	   48.9
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction costs		  768.3 	   12.1 	  780.4       $     7.3       $   787.7
---------------------------------------------------------------------------------------------------------------------------------
Less:
  Payments (Note 17(c))					  332.0 	  222.3 	  554.3
  Asset write-offs related to restructuring and other	   30.5 	   11.3 	   41.8
  Reclassified to other long-term liabilities (pension
   and other post-retirement benefit liabilities)	    5.4 	     - 		    5.4
---------------------------------------------------------------------------------------------------------------------------------
							  367.9 	  233.6 	  601.5
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction accounts
 payable and accrued liabilities		      $   400.4       $  (221.5)      $   178.9
=================================================================================================================================

(a) Program includes phases 1, 2 and 3 of the Operational Efficiency Program.

The following table presents the status of various Operational Efficiency Program initiatives. The expense and liability for the Early Retirement Incentive Plan and Voluntary Departure Incentive Plan programs are recognized when the employee accepts the Company's formalized offer. As a result, Operational Efficiency Program costs may be, and have been, as appropriate and required, recorded in advance of when the underlying event occurs.

						    Program (a)	     Nine-month     Program (a)
						    inception to    period ended    inception to
 						    December 31,    September 30,   September 30,   		       Total
							2002		2003		2003	       Future	    program (a)
---------------------------------------------------------------------------------------------------------------------------------
Customer contact centre consolidation			   24 		   15 		   39 		    7 		   46
---------------------------------------------------------------------------------------------------------------------------------
TELUS store closures					   33 		    - 		   33 		    - 		   33
---------------------------------------------------------------------------------------------------------------------------------
Staff reductions (net of targeted hiring)
  Phase 1						  800 		    - 		  800 		    - 		  800
  Phases 2 and 3					5,200 		  800 		6,000 		  500 		6,500
---------------------------------------------------------------------------------------------------------------------------------
							6,000 		  800 		6,800 		  500 		7,300
=================================================================================================================================

(a) Program includes phases 1, 2 and 3 of the Operational Efficiency Program.

5. Financing Costs

Periods ended September 30				    Three months			    Nine months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Interest on long-term debt			      $   165.5       $   180.6 	      $   503.8       $   540.1
Interest on short-term obligations and other 		    0.9 	    0.3 		    5.3 	    3.0
Foreign exchange loss (a)				    0.8 	    0.8 		     - 		    0.1
Gain on redemption of long-term debt (b)		     - 		  (82.4)		     - 		  (82.4)
---------------------------------------------------------------------------------------------------------------------------------
		   					  167.2 	   99.3 		  509.1 	  460.8
Capitalized interest during construction 		     - 		   (0.1)		     - 		   (0.5)
Interest income (including interest on tax refunds)	  (30.7)	   (0.6)		  (41.9)	   (6.3)
---------------------------------------------------------------------------------------------------------------------------------
						      $   136.5       $    98.6 	      $   467.2       $   454.0
=================================================================================================================================

(a) For the three-month and nine-month periods ended September 30, 2003, these amounts include gains (losses) of NIL (2002 - $(0.1)) and $0.6 (2002
    - $(0.4)), respectively, in respect of hedge ineffectiveness.
(b) This amount includes a gain of $4.3, which arose from the associated settlement of financial instruments which hedged U.S. dollar denominated long-term debt that was extinguished during the third quarter of 2002.

6. Income Taxes

Periods ended September 30				    Three months			    Nine months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Current						      $   (11.7)      $     6.6 	      $  (218.0)       $   36.9
Future							   95.7 	  (57.1)		  351.0 	  (37.8)
---------------------------------------------------------------------------------------------------------------------------------
						      $    84.0       $   (50.5)	      $   133.0        $   (0.9)
=================================================================================================================================

The Company's income tax expense (recovery) differs from that calculated by applying statutory rates for the following reasons:

Three-month periods ended September 30
($ in millions)							2003					2002
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax at
 statutory income tax rates			      $    74.3 	37.0%		      $   (61.2)	38.9%
Non-taxable portion of gains				     - 					  (14.0)
Revaluation of future tax assets and
 liabilities for decreases in statutory rates		    1.1 				   16.0
Other							    2.8 				    2.0
---------------------------------------------------------------------------------------------------------------------------------
							   78.2 	38.9%			  (57.2)	36.4%
Large corporations tax					    5.8 				    6.7
---------------------------------------------------------------------------------------------------------------------------------
Income tax expense (recovery) per Consolidated
 Statements of Income				      $    84.0 	41.8%		      $   (50.5)	32.1%
=================================================================================================================================

Nine-month periods ended September 30
($ in millions)							2003					2002
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax at
 statutory income tax rates		  	      $   154.6 	37.0%		      $   (34.2)	38.7%
Non-taxable portion of gains				     - 					  (14.0)
Revaluation of future tax assets and
 liabilities for decreases in statutory rates		    0.9 				   16.0
Prior year rates applied to settlement of tax issues	  (47.0)				    2.0
Other							    7.9 				    9.4
---------------------------------------------------------------------------------------------------------------------------------
							  116.4 	27.9%			  (20.8)	23.6%
Large corporations tax					   16.6 				   19.9
---------------------------------------------------------------------------------------------------------------------------------
Income tax expense (recovery) per Consolidated
 Statements of Income				      $   133.0 	31.8%		      $    (0.9)	1.0%
=================================================================================================================================

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the three-month and nine-month periods ended September 30, 2003, the Company recorded Investment Tax Credits of NIL (2002 - NIL) and $1.2 million (2002 - $40.0 million), respectively, of which NIL (2002 - NIL) and $1.0 million (2002 - $40.0 million), respectively, were recorded as a reduction of "Operations expense" and the balance was recorded as a reduction of capital expenditures.

7. Per Share Amounts

Basic income (loss) per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income (loss) by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income (loss) per Common Share and Non-Voting Share is calculated to give effect to share options and warrants and shares issuable on conversion of debentures.

The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations.

Periods ended September 30				    Three months			    Nine months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)			   	      $   115.9       $  (107.4)	      $   281.9       $   (89.8)
Deduct:
  Preference and preferred share dividends		    0.9 	    0.8 		    2.6 	    2.6
  Interest on convertible debentures			    1.8 	    1.8 		    5.3 	    5.1
---------------------------------------------------------------------------------------------------------------------------------
Basic and diluted Common Share and
 Non-Voting Share income (loss)			      $   113.2       $  (110.0)	      $   274.0       $   (97.5)
=================================================================================================================================
Periods ended September 30				    Three months			    Nine months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Basic total weighted average Common Shares
 and Non-Voting Shares outstanding			  350.1 	  315.3 		  348.5 	  308.7
Effect of dilutive securities
  Exercise of share options and warrants		    3.1 	     - 			    2.3 	     -
---------------------------------------------------------------------------------------------------------------------------------
Diluted total weighted average Common Shares
 and Non-Voting Shares outstanding			  353.2 	  315.3 		  350.8 	  308.7
=================================================================================================================================

Certain outstanding share options, in the amount of 15.5 million and 16.2 million for the three-month and nine-month periods ended September 30, 2003, respectively, were not included in the computation of diluted income (loss) per Common Share and Non-Voting Share because the options' exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods. Similarly, convertible debentures, which were convertible into 3.8 million shares in both the three-month and nine-month periods ended September 30, 2003, were not included in the computation of diluted income (loss) per Common Share and Non-Voting Share because the conversion price was greater than the average market price of the Non-Voting Shares during the reported periods.


8. Share-Based Compensation

The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts in respect of its share option plans. For share options granted after 2001, disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting for the share-based compensation had been applied is required. Such impact, using weighted average fair values of $6.86 (2002 - $1.68) and $4.63 (2002 - $7.30) for options granted in the three-month and nine-month periods ended September 30, 2003, respectively, would approximate the following pro forma amounts:

Periods ended September 30				    Three months			    Nine months
(millions except per share amounts)			2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Compensation cost				      $     4.4       $     1.6 	      $    13.4       $     4.0
Net income (loss)
  As reported					      $   115.9       $  (107.4)	      $   281.9       $   (89.8)
  Pro forma					      $   111.5       $  (109.0)	      $   268.5       $   (93.8)
Net income (loss) per Common Share
 and Non-Voting Share
  Basic
    As reported					      $     0.32      $    (0.35)	      $     0.79      $    (0.32)
    Pro forma					      $     0.31      $    (0.35)	      $     0.75      $    (0.33)
  Diluted
    As reported					      $     0.32      $    (0.35)	      $     0.78      $    (0.32)
    Pro forma					      $     0.31      $    (0.35)	      $     0.74      $    (0.33)
---------------------------------------------------------------------------------------------------------------------------------

Due to the fact that only share options granted after 2001 are included, these pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes model with weighted average assumption for grants as follows:

Periods ended September 30				    Three months			    Nine months
							2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Risk free interest rate					 3.9%		 5.5%			 4.9%		 5.8%
Expected lives (years)					 4.5		 6.5   			 4.5		 9.8
Expected volatility					40.0%		35.0%			40.0%		35.1%
Dividend yield						 2.7%		 7.1%			 3.9%		 3.8%
---------------------------------------------------------------------------------------------------------------------------------

Forfeitures of options are accounted for in the period of forfeiture.


9. Accounts Receivable

On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement (the "2002 Securitization") with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million.

											       As at	       As at
											    September 30,   December 31,
												2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Total managed portfolio									      $ 1,007.4       $ 1,139.0
Securitized receivables										 (606.5)	 (595.4)
Retained interest in receivables sold								  103.6 	   96.8
---------------------------------------------------------------------------------------------------------------------------------
Receivables held									      $   504.5       $   640.4
=================================================================================================================================

For the three-month and nine-month periods ended September 30, 2003, the Company recognized losses of $0.7 million (2002 - $2.2 million) and $3.7 million (2002 - $2.2 million), respectively, on the sale of receivables, arising from the 2002 Securitization.

Cash flows from the 2002 Securitization are as follows:

Periods ended September 30				    Three months			    Nine months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization,
 beginning of period				      $   485.0       $      - 	  	     $    475.0       $      -
Proceeds from new securitizations		             - 		  430.0 		   34.0 	  430.0
Securitization reduction payments			   (4.0)	     - 			  (28.0)	     -
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization,
 end of period					      $   481.0       $   430.0 	     $    481.0       $   430.0
---------------------------------------------------------------------------------------------------------------------------------
Proceeds from collections reinvested in
 revolving period securitizations		      $ 1,137.6       $   425.2 	     $  3,137.3       $   425.2
---------------------------------------------------------------------------------------------------------------------------------
Proceeds from collections pertaining to
 retained interest				      $   259.3       $    84.2 	     $    675.7       $    84.2
=================================================================================================================================

The Company delivered notice that, effective October 27, 2003, it would make a securitization reduction payment of $106 million.


10. Capital Assets

(a) Capital Assets, Net

								    Accumulated
								  Depreciation and
							Cost	    Amortization		   Net Book Value
---------------------------------------------------------------------------------------------------------------------------------
											       As at	       As at
											    September 30,   December 31,
(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
  Telecommunications assets			      $16,275.9       $10,371.5 	      $ 5,904.4       $ 6,252.9
  Assets leased to customers				  415.3 	  352.0 		   63.3 	   77.5
  Buildings						1,522.7 	  724.6 		  798.1 	  836.0
  Office equipment and furniture			  857.6 	  604.9 		  252.7 	  280.8
  Assets under capital lease				   28.4 	   13.6 		   14.8 	   10.3
  Other							  345.7 	  235.0 		  110.7 	  144.0
  Land							   49.0 	     - 			   49.0 	   55.4
  Plant under construction				  546.9 	     - 			  546.9 	  341.6
  Materials and supplies				   23.1      	     - 			   23.1 	   27.4
---------------------------------------------------------------------------------------------------------------------------------
						       20,064.6        12,301.6 		7,763.0 	8,025.9
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscriber base					  362.9 	   67.9 		  295.0 	  311.6
  Software						  983.4 	  542.9 		  440.5 	  600.3
  Access to rights-of-way and other			  115.7 	   32.1 		   83.6 	   86.6
---------------------------------------------------------------------------------------------------------------------------------
							1,462.0 	  642.9 		  819.1 	  998.5
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences*					3,973.0 	1,018.5 		2,954.5 	2,950.1
---------------------------------------------------------------------------------------------------------------------------------
						      $25,499.6       $13,963.0 	      $11,536.6       $11,974.5
=================================================================================================================================

* Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Included in capital expenditures for the three-month and nine-month periods ended September 30, 2003, were additions of intangible assets subject to amortization of $37.4 million (2002 - $72.6 million) and $81.6 million (2002 - $210.9 million), respectively.

Also included in capital expenditures for the three-month and nine-month periods ended September 30, 2003, were additions of intangible assets with indefinite lives of $1.4 million (2002 - $4.5 million) and $1.4 million (2002 - $4.5 million), respectively.

(b) Intangible Assets Subject to Amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at September 30, 2003, for each of the next five fiscal years is as follows:

Years ended December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2003 (balance of year)											      $    85.6
2004														  262.0
2005														  152.4
2006														   52.5
2007														   36.3

(c) Sale of Property

During the first quarter of 2003, the Company disposed of a non-strategic property under the terms of a sale-leaseback transaction. The pre-tax gain of $8.2 million, arising from net proceeds of $19.3 million, has been deferred and will be amortized over the term of the lease.

During the second quarter of 2003, the Company disposed of non-strategic properties and realized pre-tax gains totaling $7.3 million, arising from net proceeds of $11.7 million.


11. Deferred Charges

											       As at	       As at
											    September 30,   December 31,
(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Recognized transitional pension assets and pension plan contributions
 in excess of charges to income								      $   406.3       $   367.9
Cost of issuing debt securities, less amortization						   41.9 	   53.4
Deferred hedging asset										     - 		  134.1
Deferred customer activation and installation costs (a)						   98.0 	  100.3
Other												   68.8 	   73.4
---------------------------------------------------------------------------------------------------------------------------------
											      $   615.0       $   729.1
=================================================================================================================================

(a) Upfront customer activation fees, along with the corresponding direct costs not in excess of revenues, are deferred and recognized over the average expected term of the customer relationship.

12. Goodwill

For the three-month and nine-month periods ended September 30, 2003, goodwill additions, arising from acquisitions, and in 2003, contingent consideration paid in respect of a prior year's acquisition, were $0.3 million (2002 - NIL) and $0.4 million (2002 - $2.9 million), respectively.


13. Long-Term Debt

(a) Details of Long-Term Debt

($ in millions)											       As at	       As at
												    September 30,   December 31,
						       Series	        Rate	      Maturity		2003		2002
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Notes
							CA		 7.5%		June 2006     $ 1,571.4       $ 1,569.7
							U.S.		 7.5%		June 2007	1,569.4 	1,835.5
							U.S.		 8.0%		June 2011	2,586.8 	3,026.6
---------------------------------------------------------------------------------------------------------------------------------
													5,727.6 	6,431.8
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Credit Facilities							May 2004	   70.0  	  655.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Debentures
							1		12.00%		May 2010	  50.0 		   50.0
							2		11.90%		November 2015	  125.0		  125.0
							3		10.65%		June 2021	  175.0		  175.0
							5		 9.65%		April 2022	  249.0 	  249.0
							A		 9.50%		August 2004	  189.5 	  189.5
							B		 8.80%		September 2025	  200.0 	  200.0
---------------------------------------------------------------------------------------------------------------------------------
													  988.5 	  988.5
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Note Debentures
							96-9		6.25%		August 2004	   20.0 	   20.0
							99-1		7.25%		June 2030	    0.1 	  151.0
---------------------------------------------------------------------------------------------------------------------------------
													   20.1 	  171.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Senior Discount Notes								    0.4 	    0.8
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. First Mortgage Bonds
							T		10.80%		March 2003	     - 		   30.0
							U		11.50%		July 2010	   30.0  	   30.0
---------------------------------------------------------------------------------------------------------------------------------
													   30.0 	   60.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. Medium Term Notes
							1		7.10%		February 2007	   70.0 	   70.0
---------------------------------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from
 5.3% to 18.0% and maturing on various dates up to 2008 				  		   10.8 	   10.1
---------------------------------------------------------------------------------------------------------------------------------
Other 													    0.9 	    0.5
---------------------------------------------------------------------------------------------------------------------------------
Total debt												6,918.3 	8,387.7
Less - current maturities										  285.8 	  190.3
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt											      $ 6,632.5       $ 8,197.4
=================================================================================================================================

(b) Long-Term Debt Maturities

Anticipated requirements to meet long-term debt repayments during each of the five years ended December 31, are as follows:

(millions)						 Credit facilities	       Other*		       Total*
---------------------------------------------------------------------------------------------------------------------------------
2003 (balance of year)					      $      - 		      $     5.9 	      $     5.9
2004								   70.0 		  210.9 		  280.9
2005								     - 			    1.2 		    1.2
2006								     - 			1,579.8 		1,579.8
2007								     - 			1,869.9 		1,869.9

* Where applicable, repayments reflect hedged foreign exchange rates

Subsequent to September 30, 2003, the Company delivered notice that, effective October 6, 2003, it would repay the credit facilities' balance outstanding and, concurrently, would terminate the associated interest rate swap, which effectively fixed the interest rate on the repaid debt.


14. Other Long-Term Liabilities

											       As at	       As at
											    September 30,   December 31,
(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Deferred gain on sale-leaseback of buildings						      $   111.6       $   111.1
Pension and other post-retirement liabilities							  156.8 	  149.7
Deferred hedging liability									  574.4 	     -
Deferred customer activation and installation fees (a)						   98.0 	  100.3
Other												   77.9 	   44.2
---------------------------------------------------------------------------------------------------------------------------------
											      $ 1,018.7       $   405.3
=================================================================================================================================

(a) Upfront customer activation fees, along with the corresponding direct costs not in excess of revenues, are deferred and recognized over the average expected term of the customer relationship.

15. Shareholders' Equity

(a) Details of Shareholders' Equity

												       As at	       As at
												    September 30,   December 31,
($ in millions except per share amounts)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Convertible debentures										      $   151.8       $   148.5
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Preference Shares and Preferred Shares
			    Authorized					Amount
			     Non-voting first preferred shares 		 Unlimited
											Redemption
				Issued							Premium (b)
				Cumulative
				$6.00	Preference	 		  8,090		10.0%		    0.8 	    0.8
				$4.375	Preferred			 53,000		 4.0%		    5.3 	    5.3
				$4.50	Preferred			 47,500		 4.0%		    4.8 	    4.8
				$4.75	Preferred			 71,250		 5.0%		    7.1 	    7.1
				$4.75	Preferred (Series 1956)		 71,250		 4.0%		    7.1 	    7.1
				$5.15	Preferred			114,700		 5.0%		   11.5 	   11.5
				$5.75	Preferred			 96,400		 4.0%		    9.6 	    9.6
				$6.00	Preferred			 42,750		 5.0%		    4.3 	    4.3
				$1.21 	Preferred 			768,400		 4.0%		   19.2 	   19.2
---------------------------------------------------------------------------------------------------------------------------------
													   69.7 	   69.7
---------------------------------------------------------------------------------------------------------------------------------
												       As at	       As at
												    September 30,   December 31,
($ in millions except per share amounts)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Preferred equity
			    Authorized					Amount
				First Preferred Shares			1,000,000,000
				Second Preferred Shares			1,000,000,000
Common equity
			Shares
			    Authorized					Amount
				Common Shares				1,000,000,000
				Non-Voting Shares			1,000,000,000
			    Issued
				Common Shares (c)							2,329.6 	2,275.1
				Non-Voting Shares (c)							3,279.2 	3,243.2
Options and warrants (d), (e)										   53.9 	   56.8
Accrual for shares issuable under channel stock incentive plan (f)					    0.5 	    0.3
Cumulative foreign currency translation adjustment							   (3.0)	    1.2
Retained earnings											  747.6  	  630.4
Contributed surplus											    7.4 	    7.4
---------------------------------------------------------------------------------------------------------------------------------
													6,415.2 	6,214.4
---------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity									      $ 6,636.7       $ 6,432.6
=================================================================================================================================

(b) TELUS Communications Inc. Preference and Preferred Shares

TELUS Communications Inc. has the right to redeem the Preference and Preferred shares upon giving three months' previous notice.

(c) Changes in Common Shares and Non-Voting Shares

Periods ended September 30, 2003			   Three months				    Nine months
---------------------------------------------------------------------------------------------------------------------------------
						     Number of 	      Amount		     Number of 	      Amount
						      shares	    (millions)		      shares	    (millions)
---------------------------------------------------------------------------------------------------------------------------------
Common Shares
  Beginning of period				   189,386,078 	      $ 2,314.1 	   187,271,994 	      $ 2,275.1
  Exercise of share options (d)				     - 		     - 			11,691 		    0.2
  Employees' purchase of shares			       555,712 		   13.9 	     2,468,324 		   49.5
  Dividends reinvested in shares			64,650 		    1.6 	       254,431 		    4.8
---------------------------------------------------------------------------------------------------------------------------------
End of period					    190,006,440       $ 2,329.6 	   190,006,440 	      $ 2,329.6
=================================================================================================================================
Non-Voting Shares
  Beginning of period				   159,614,463 	      $ 3,262.6 	   158,407,931 	      $ 3,243.2
  Exercise of share options (d)			       234,522 		    4.8 	       263,373 		    6.4
  Channel stock incentive plan (f)			12,250 		    0.3 		33,725 		    0.7
  Dividend Reinvestment and Share Purchase Plan (g)
  Dividends reinvested in shares		       539,829 		   11.2 	     1,666,613 		   28.1
    Optional cash payments				13,196 		    0.3 		42,618 		    0.8
---------------------------------------------------------------------------------------------------------------------------------
End of period					   160,414,260 	      $ 3,279.2 	   160,414,260 	      $ 3,279.2
=================================================================================================================================

(d) Share Option Plans

The Company has a number of share option plans under which directors, officers and other employees receive options to purchase Common Shares and/or Non-Voting Shares at a price equal to the fair market value at the time of grant. Options granted under the plans may be exercised over specific periods not to exceed 10 years from the time of grant. At September 30, 2003, 26.5 million (December 31, 2002 - 25.8 million) shares are reserved for issuance under the share option plans.

The following table presents a summary of the activity related to the Company's share options plans for the periods ended September 30, 2003.

Periods ended September 30, 2003			   Three months				    Nine months
---------------------------------------------------------------------------------------------------------------------------------
								      Weighted				      Weighted
						     Number of 	   average option	     Number of     average option
						      shares	       price		      shares	       price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period	  	   24,535,395 	      $    25.13 	   24,689,860 	      $    25.60
Granted						      158,520 		   21.69 	    1,162,325 		   15.90
Exercised					     (234,522)		   13.29 	     (275,064)		   13.39
Forfeited and expired				     (236,753)		   30.06 	   (1,354,481)		   27.45
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period			   24,222,640 		   25.17 	   24,222,640 		   25.17
=================================================================================================================================

(e) Warrants

Under the terms of the arrangement to acquire Clearnet, effective January 18, 2001, TELUS Corporation exchanged the warrants held by former Clearnet warrant holders. Each warrant entitles the holder to purchase a non-voting share at a price of U.S.$10.00 per share until September 15, 2005. Proceeds arising from the exercise of the warrants are credited to share capital. As at September 30, 2003, 0.8 million (December 31, 2002 - 0.8 million) warrants remained outstanding.

(f) Channel Stock Incentive Plan

The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. The Company has reserved 0.2 million (December 31, 2002 -
0.3 million) shares for issuance under the Plan. As at September 30, 2003, shares earned, but not yet issued, are accrued as a component of Common Equity.

(g) Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, at the Company's discretion it may offer the Non-Voting Shares at up to a 5% discount from the market price. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices.


16.  Commitments and Contingent Liabilities

(a) Operational Efficiency Program Initiatives

As disclosed in Note 4, the Company estimates that an additional restructuring amount of approximately $7.3 million may be recorded in 2003 in respect of the Operational Efficiency Program for items that were not eligible to be recorded prior to September 30, 2003.

(b) Labour Negotiations

In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union for a new collective agreement replacing the legacy agreements from BC TELECOM and Alberta-based TELUS. Following the Clearnet acquisition and subsequent transactions, the Mobility business assumed responsibility for separate negotiations for its unionized operations in British Columbia and Alberta. This is the first round of collective bargaining since the merger of BC TELECOM and TELUS Alberta and the Company's aim is to replace the multiple legacy collective agreements with a single collective agreement for the new bargaining unit.

During the fourth quarter of 2002, the Company's application to the Federal Minister of Labour, as provided for under the Canada Labour Code, requesting the appointment of a federal conciliator was granted. While the conciliation process is underway, the Canada Labour Code prohibits a strike or lock out.

In January 2003, the Company and the Telecommunications Workers Union signed a Maintenance of Activities agreement, as required by federal legislation. This agreement ensures the continuation of services to 911 emergency, police, fire, ambulance, hospitals and coast guard, with provisions to cover other potential emergency services necessary to prevent immediate and serious danger to the health or safety of the public, in the event of a work stoppage.

Also in January 2003, the Company and the Telecommunications Workers Union agreed to an extension of the conciliation process to include a global review of all outstanding issues and a subsequent 60-day conciliation period. In July 2003, the conciliators concluded their global review and released their action plan, which was agreed to and accepted by the Company and the Telecommunications Workers Union. The conciliators' action plan sets out that the 60-day conciliation period will commence November 14, 2003, while, in the interim, pensions and employee benefits discussions will continue. If the outstanding issues are not resolved at the end of the 60-day period, the parties may agree to extend this phase or, alternatively, following a 21-day cooling off period, a legal work stoppage may occur no earlier than February 2004. If the outstanding issues are not resolved and a new collective agreement is not achieved, there is the risk of a labour disruption. As a labour disruption could occur in multiple forms, the operational and financial impacts of a labour disruption on the Company are not practicably determinable currently.

(c) Guarantees

Effective for reporting periods ending after December 31, 2002, Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.

Performance guarantees: Performance guarantees contingently require a guarantor to make payments to a guaranteed party based on a third party's failure to perform under an obligating agreement. TELUS provides sales price guarantees in respect of employees' principal residences as part of its employee relocation policies. In the event that the Company is required to honour such guarantees, it purchases (for immediate resale) the property from the employee.

The Company has guaranteed a third party's financial obligation as a part of a facility naming rights agreement. The guarantee runs through to December 31, 2014, on a declining-balance basis and is of limited recourse.

In 2003, the Company guaranteed a third party's performance in respect of a customer contract that was assigned to the third party. The Company would be required to make a payment to the customer should the performance requirements of the contract not be met. The guarantee runs through to December 31, 2003 and is of limited recourse.

In 2003, the Company guaranteed a customer's financial obligation to a third party in respect of telecommunication equipment that the Company is supplying to the customer. The Company could be required to make a payment to the third party in the event that the customer does not accept the telecommunications equipment as a result of a major failure of the equipment that prevents the equipment from meeting specified service levels. The guarantee runs through to July 1, 2004, and the Company has recourse to the underlying assets.

As at September 30, 2003, the Company has no liability recorded in respect of the aforementioned performance guarantees.

Financial guarantees: In conjunction with its 2001 exit from the equipment leasing business, the Company provided a guarantee to a third party with respect to certain specified telecommunication asset and vehicle leases. If the lessee were to default, the Company would be required to make a payment to the extent that the realized value of the underlying asset is insufficient to pay out the lease; in some instances, the Company could be required to pay out the lease on a gross basis and realize the underlying value of the leased asset itself. As at September 30, 2003, the Company has a liability of $1.8 million recorded in respect of these lease guarantees.

The following table quantifies the maximum, undiscounted guarantee amounts, as at September 30, 2003, without regard for the likelihood of having to make such payment.

							    Performance 	     Financial
(millions)						   guarantees (a)	   guarantees (a)	       Total
---------------------------------------------------------------------------------------------------------------------------------
2003 (balance of year)				  	      $     6.5 	      $     7.4 	      $    13.9
2004								    4.9 		    5.9 		   10.8
2005								    2.0 		    4.4 		    6.4
2006								    1.8 		    3.1 		    4.9
2007								    1.6 		    1.5 	 	    3.1

(a) Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the purchaser's increased directory publication costs if the increased costs were to arise from a change in the applicable Canadian Radio-television and Telecommunications Commission ("CRTC") regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the purchaser being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the purchaser in respect of any losses that the purchaser incurred.

The Company has no liability recorded, as at September 30, 2003, in respect of indemnification obligations.

(d) Claims and Lawsuits

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position.


17. Additional Financial Information

(a) Income Statement

Periods ended September 30				    Three months			    Nine months
(millions)						2003		2002	 		2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Advertising expense				      $    30.3       $    29.8 	      $    90.7       $   105.1


(b) Balance Sheet

											       As at	       As at
											   September 30,    December 31,
(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Accounts receivable
  Customer accounts receivable								      $   331.2       $   524.7
  Accrued receivables										  227.0 	  179.2
  Allowance for doubtful accounts								  (65.0)	  (71.8)
  Other												   11.3 	    8.3
---------------------------------------------------------------------------------------------------------------------------------
											      $   504.5       $   640.4
=================================================================================================================================
											       As at	       As at
											   September 30,    December 31,
(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Prepaid expense and other
  Prepaid expenses								      	      $   107.4       $   106.1
  Deferred customer activation and installation costs					   	   52.8 	   57.3
  Other										 	     	     - 		    0.1
---------------------------------------------------------------------------------------------------------------------------------
											      $   160.2       $   163.5
=================================================================================================================================
Accounts payable and accrued liabilities
  Trade accounts payable								      $   308.8       $   337.1
  Accrued liabilities										  337.4 	  388.1
  Payroll and other employee related liabilities						  381.3 	  359.7
  Interest payable										  206.1 	   75.4
  Other												   32.8 	   38.5
---------------------------------------------------------------------------------------------------------------------------------
											      $ 1,266.4       $ 1,198.8
=================================================================================================================================
Advance billings and customer deposits
  Advance billings									      $   365.9       $   304.3
  Customer deposits										   24.9 	   26.0
---------------------------------------------------------------------------------------------------------------------------------
											      $   390.8       $   330.3
=================================================================================================================================

(c) Statement of Cash Flows

Periods ended September 30				    Three months			    Nine months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Disbursements made in conjunction with
 Operational Efficiency Program
  Workforce reduction
    Voluntary (Early Retirement Incentive Plan,
     Voluntary Departure Incentive Plan and other)    $    18.6       $    29.6 	      $   144.8       $    29.6
    Involuntary and other				    8.6 	   22.6 		   71.7 	   83.7
  Lease termination charges				    2.2 	    1.9 		    5.8 	    4.2
  Other charges						    2.7 	    2.6 		   11.3 	   16.5
---------------------------------------------------------------------------------------------------------------------------------
						      $    32.1       $    56.7 	      $   233.6       $   134.0
=================================================================================================================================
Net change in non-cash working capital
  Accounts receivable				      $    (4.9)      $   259.2 	      $   135.9       $   301.5
  Income and other taxes receivable			    8.9 	    3.4 		 (208.2)	  (55.3)
  Inventories						    3.8 	    8.6 		   18.7 	   26.1
  Prepaid expenses and other				   64.7 	   84.2 		    4.6 	   32.6
  Accounts payable and accrued liabilities		  186.3  	   50.1 		   71.5 	  (11.5)
  Advance billings and customer deposits		   20.3 	   18.2 		   60.5 	    3.7
---------------------------------------------------------------------------------------------------------------------------------
						      $   279.1       $   423.7 	      $    83.0       $   297.1
=================================================================================================================================

18. Segmented Information

The Company's reportable segments, which are used to manage the business, are Communications and Mobility. Communications includes: voice local, voice long distance, data and other telecommunication services excluding wireless; Mobility includes: cellular and paging services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, and the distribution channels used. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

Three-month periods
ended September 30     Communications		       Mobility			  Eliminations		       Consolidated
(millions)	     2003 	   2002		  2003		2002	       2003	     2002	    2003 	  2002
---------------------------------------------------------------------------------------------------------------------------------
External revenue   $ 1,186.3 	 $ 1,233.8  	$   619.9     $   532.5      $      -  	   $      - 	  $ 1,806.2 	$ 1,766.3
Inter-segment
 revenue		24.6 	      24.5 	      4.0 	    4.9 	 (28.6)	       (29.4)		 - 	       -
---------------------------------------------------------------------------------------------------------------------------------
Total operating
 revenue	     1,210.9 	   1,258.3 	    623.9 	  537.4 	 (28.6)        (29.4)	    1,806.2 	  1,766.3
Operations expenses    701.9 	     760.0 	    378.4 	  372.6 	 (28.6)        (29.4)	    1,051.7 	  1,103.2
---------------------------------------------------------------------------------------------------------------------------------
EBITDA (a)	   $   509.0 	 $   498.3  	$   245.5     $   164.8      $ 	    - 	   $      -	  $   754.5 	$   663.1
=================================================================================================================================
CAPEX (b)	   $   208.9 	 $   230.2  	$    95.1     $    97.0      $ 	    -      $      - 	  $   304.0 	$   327.2
=================================================================================================================================
EBITDA less CAPEX  $   300.1 	 $   268.1  	$   150.4     $    67.8      $ 	    -      $      -	  $   450.5 	$   335.9
=================================================================================================================================
Nine-month periods
ended September 30     Communications		       Mobility			  Eliminations		       Consolidated
(millions)	     2003 	   2002		  2003		2002	       2003	     2002	    2003 	  2002
---------------------------------------------------------------------------------------------------------------------------------
External revenue   $ 3,604.0 	 $ 3,745.1 	$ 1,716.4     $ 1,467.2      $      - 	   $      - 	  $ 5,320.4 	$ 5,212.3
Inter-segment
 revenue		71.4 	      72.5 	     11.6 	   13.2 	 (83.0)	       (85.7)		 - 	       -
---------------------------------------------------------------------------------------------------------------------------------
Total operating
 revenue	     3,675.4 	   3,817.6 	  1,728.0 	1,480.4 	 (83.0)	       (85.7)	    5,320.4 	  5,212.3
Operations expenses  2,155.7 	   2,350.4 	  1,102.6 	1,074.2 	 (83.0)	       (85.7)	    3,175.3 	  3,338.9
---------------------------------------------------------------------------------------------------------------------------------
EBITDA (a)	   $ 1,519.7 	 $ 1,467.2 	$   625.4     $   406.2      $      - 	   $	  - 	  $ 2,145.1 	$ 1,873.4
=================================================================================================================================
CAPEX (b)	   $   589.8 	 $   947.2 	$   227.5     $   334.5      $	    - 	   $	  - 	  $   817.3 	$ 1,281.7
=================================================================================================================================
EBITDA less CAPEX  $   929.9 	 $   520.0 	$   397.9     $    71.7      $      - 	   $	  - 	  $ 1,327.8 	$   591.7
=================================================================================================================================

(a) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined as operating revenues less operations expense and, as defined, excludes restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with debt covenants.

(b) Total capital expenditures ("CAPEX").

19. Related Party Transactions

In 2001, the Company entered into an agreement with Verizon Communications Inc. ("Verizon"), a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2004. As of September 30, 2003, $312.1 million of specified software licences and a trademark licence have been acquired and recorded as capital and other assets. These assets are valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. Assuming renewal through to 2008, the total commitment under the new agreement is U.S.$377 million for the period 2001 to 2008 and the commitment remaining after September 30, 2003, is U.S.$107 million. In addition, in the normal course of operations and on market terms and conditions, ongoing services and other benefits have been received and expensed; the Company owed Verizon, on a net basis and including dividends payable, $41.8 million at September 30, 2003 (December 31, 2002 - $75.4 million).

Periods ended September 30				    Three months			     Nine months
(millions)						2003		2002	 		2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Verizon agreement
  Ongoing services and benefits expensed	      $     6.9       $    10.1 	      $    21.2       $    35.4
  Specified software licences and trademark licence
   acquired and recorded as capital and other 	      $	     - 	      $	   28.8  	      $      - 	      $	   82.5
Sales to Verizon (Verizon customers' usage of TELUS'
 telecommunication infrastructure and other)	      $	   14.8       $	    9.4  	      $    35.9       $	   25.2
Purchases from Verizon (TELUS customers' usage of
 Verizon's telecommunication infrastructure and other)$	    6.8       $	   11.1  	      $    27.7       $	   25.5
---------------------------------------------------------------------------------------------------------------------------------

In common with, and on the same basis as, other shareholders of the Company, Verizon is eligible to participate in the Company's Dividend Reinvestment and Share Purchase Plan (see Note 15(g)). The following table presents a summary of the Company's dividend transactions with Verizon, which are included elsewhere in these financial statements in similarly captioned line item amounts.

Periods ended September 30				    Three months			     Nine months
(millions)						2003		2002	 		2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Declared dividends attributable to Verizon's
shareholdings
  - to be paid in cash				      $    11.0       $	  10.5 		      $    32.5       $    21.0
  - to be reinvested in Treasury shares			     - 		   0.5 			    0.5 	   11.9
---------------------------------------------------------------------------------------------------------------------------------
							   11.0 	   11.0 		   33.0 	   32.9
---------------------------------------------------------------------------------------------------------------------------------
Cash payments						   11.0 	   10.5 		   32.0 	   10.5
Reinvested in Treasury shares				     - 		    0.5 		    1.0 	   22.1
---------------------------------------------------------------------------------------------------------------------------------
							   11.0 	   11.0 		   33.0 	   32.6
---------------------------------------------------------------------------------------------------------------------------------
Change in dividends payable to Verizon			     - 		     - 			     - 		    0.3
Dividends payable to Verizon, beginning of period	   11.0 	   11.0 		   11.0 	   10.7
---------------------------------------------------------------------------------------------------------------------------------
Dividends payable to Verizon, end of period	      $    11.0       $    11.0 	      $    11.0       $    11.0
=================================================================================================================================

20. Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

Periods ended September 30				    Three months			     Nine months
(millions)						2003		2002	 		2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with Canadian GAAP    $	  115.9       $  (107.4)	      $   281.9       $	  (89.8)
Adjustments:
  Decrease in depreciation expense (b)			    9.0 	    9.0 		   26.9 	   26.9
  Decrease in interest expense (c)			    2.4 	    2.4 		    7.2 	    7.2
  Amortization of intangible assets (d)			  (20.5)	  (20.5)		  (61.4)	  (61.4)
  Change in future employee benefits (e)		   (4.2)	   (4.2)		  (12.7)	  (12.7)
  Asset impairment - decrease in depreciation (f)	   18.0 	   18.0 		   54.1 	   54.1
  Interest on convertible debentures (g)		   (1.8)	   (1.8)		   (5.3)	   (5.1)
  Accounting for derivatives (h)		 	   (0.1)	    1.2 		    0.2 	    0.7
  Taxes on the above adjustments			   (1.6)	   (1.3)		   (5.1)	   (5.5)
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before effect of change in
 accounting principles					  117.1 	 (104.6)		  285.8 	  (85.6)
Effect of change in accounting principles for
 intangible assets and goodwill (j)			     - 		     - 			     - 	       (1,701.6)
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP		  117.1 	 (104.6)		  285.8        (1,787.2)
Other comprehensive income (loss) (h) (n)		  (68.0)	  140.3 		 (151.6)	  164.4
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) in accordance
 with U.S. GAAP 				      $	   49.1       $	   35.7 	      $	  134.2       $(1,622.8)
=================================================================================================================================
Income (loss) per share under U.S. GAAP
 (basic and diluted):
  Before effect of change in accounting principles
   for intangible assets and goodwill		      $	    0.33      $    (0.33)	      $	    0.81      $	   (0.29)
  Effect of change in accounting principles for
   intangible assets and goodwill (j)			     - 		     - 			     - 		   (5.51)
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)				      $     0.33      $    (0.33)	      $	    0.81      $    (5.80)
=================================================================================================================================

The following is a restatement of major balance sheet categories to reflect the application of U.S. GAAP:

											       As at	       As at
											   September 30,    December 31,
(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Current Assets										      $ 1,406.3       $ 1,173.2
Capital Assets
  Property, plant, equipment and other								7,744.1 	7,926.0
  Intangible assets subject to amortization							2,660.8 	2,901.6
  Intangible assets with indefinite lives							2,954.5 	2,950.1
Goodwill											3,543.6 	3,543.2
Deferred Income Taxes									 	  811.8 	1,174.7
Other Assets										 	  644.7 	  979.9
---------------------------------------------------------------------------------------------------------------------------------
											      $19,765.8       $20,648.7
=================================================================================================================================
Current Liabilities									      $ 2,175.2       $ 2,181.0
Long-Term Debt											6,796.1 	8,364.9
Other Long-Term Liabilities									1,162.5 	  499.7
Deferred Income Taxes										1,626.2 	1,655.1
Non-Controlling Interest									   10.5 	   11.2
Shareholders' Equity										7,995.3 	7,936.8
---------------------------------------------------------------------------------------------------------------------------------
											      $19,765.8       $20,648.7
=================================================================================================================================

The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

As at September 30 (millions)									2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under Canadian GAAP						      $ 6,636.7       $ 6,600.9
Adjustments:
  Purchase versus Pooling Accounting (a) - (e), (k)						1,520.9 	1,554.7
  Asset impairment (f)										   (2.2)	  (46.6)
  Reclassification of convertible debentures from equity to debt (g)				 (151.8)	 (150.7)
  Accounting for derivatives (h)								   (1.2)	   (2.0)
  Additional goodwill on Clearnet purchase (l)							  123.5 	  123.5
  Accumulated other comprehensive income (loss) (n)						 (130.6)	  144.5
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under U.S. GAAP							      $ 7,995.3       $ 8,224.3
=================================================================================================================================
Composition of Shareholders' Equity under U.S. GAAP
  Preference and preferred shares
  TELUS Communications Inc. Preference Shares and Preferred Shares			      $    69.7       $    69.7
  Common equity
  Common Shares											4,263.1 	4,190.6
  Non-Voting Shares										4,568.4 	4,523.7
  Options and warrants									  	   53.9 	   56.8
  Accrual for shares issuable under channel stock incentive plan and other			     .5	            0.2
  Cunulative foreign currency translation adjustment                                               (3.0)             -
  Retained earnings (deficit) 									 (834.1)	 (768.6)
  Accumulated other comprehensive income (loss) (n)						 (130.6)	  144.5
  Contributed surplus										    7.4 	    7.4
---------------------------------------------------------------------------------------------------------------------------------
												7,925.6 	8,154.6
---------------------------------------------------------------------------------------------------------------------------------
											      $ 7,995.3       $ 8,224.3
=================================================================================================================================

(a) Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc. which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

(b) Depreciation

Under the purchase method, TELUS' capital assets on acquisition have been recorded at fair value rather than at their underlying cost (book values) to TELUS. Therefore, depreciation of such assets based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' depreciation based on underlying cost (book values).

(c) Interest

Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' interest expense based on underlying cost (book value).

(d) Intangible Assets

As TELUS' intangible assets on acquisition have been recorded at their fair value, amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

							Cost	    Accumulated 		  Net Book Value
								    Amortization
---------------------------------------------------------------------------------------------------------------------------------
											       As at	       As at
											   September 30,    December 31,
(millions)											2003	 	2002
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscribers - wireline			      $ 1,950.0       $   209.4 	      $ 1,740.6       $ 1,769.4
  Subscribers - wireless 				  250.0 	  148.9   		  101.1 	  133.7
---------------------------------------------------------------------------------------------------------------------------------
							2,200.0 	  358.3 		1,841.7 	1,903.1
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences (a)					1,833.3 	1,833.3 		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
						      $ 4,033.3       $ 2,191.6 	      $ 1,841.7       $ 1,903.1
=================================================================================================================================

(a) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at September 30, 2003, for each of the next five fiscal years is as follows:

Years ended December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2003 (balance of year)											      $   106.0
2004														  343.8
2005													  	  234.2
2006														   94.4
2007														   74.7

(e) Future Employee Benefits

Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

(f) Asset Impairment

In the first quarter of 1998, BC TELECOM took an asset impairment charge. In assessing if a capital asset is impaired, estimated future net cash flows are not discounted in computing the net recoverable amount. Under Canadian GAAP, at the time the assessment took place, the impairment amount recorded was the excess of the carrying amount over the recoverable amount; under U.S. GAAP the impairment amount recorded was the excess of the carrying amount over the discounted estimated future net cash flows that were used to determine the net recoverable amount. Under U.S. GAAP the net of tax charge taken in 1998 would be $232.2 million higher and would not be considered an extraordinary item. The annual depreciation expense would be approximately $72 million lower subsequent to when the increased impairment charge was taken under U.S. GAAP.

(g) Convertible Debentures

Under Canadian GAAP, financial instruments such as the convertible debentures are classified as debt or equity according to their substance rather than their legal form. Accordingly, due to the substance of the transaction the convertible debentures have currently been classified as equity and the corresponding interest expense and the amortization of issue costs has been charged to the retained earnings rather than to the Consolidated Statements of Income. Pursuant to U.S. GAAP, the convertible debentures would be included in long-term debt. The corresponding interest expense on the convertible debentures and the amortization of issue costs are charged to the Consolidated Statements of Income.

(h) Accounting for Derivatives

On January 1, 2001, the Company adopted the provisions of SFAS 133, "Accounting For Derivative Instruments and Hedging Activities." This standard requires all derivatives be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives, which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives, which are cash flow hedges, will be marked to market with adjustments reflected in comprehensive income.

(i) Income Taxes

Periods ended September 30				    Three months			    Nine months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Current						      $   (11.7)      $     6.6 	      $  (218.0)      $    36.9
Deferred						   96.3       	  (57.0)		  353.0 	  (35.6)
---------------------------------------------------------------------------------------------------------------------------------
							   84.6       	  (50.4)		  135.0 	    1.3
Investment Tax Credits					     - 		     - 			   (1.0)	  (40.0)
---------------------------------------------------------------------------------------------------------------------------------
						      $    84.6        $   (50.4)	      $   134.0       $   (38.7)
=================================================================================================================================

The Company's income tax expense (recovery) differs from that calculated by applying statutory rates for the following reasons:

Three-month periods ended September 30
($ in millions)							2003					2002
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax at statutory
 income tax rates				      $    74.9 	37.0%		      $   (60.4)	38.9%
Non-taxable portion of gains				     - 					  (14.0)
Revaluation of deferred income tax assets and
 liabilities for decreases in statutory rates		    1.0 				   15.6
Other							    2.9 				    1.7
---------------------------------------------------------------------------------------------------------------------------------
							   78.8 	38.9%			  (57.1)	36.8%
Large corporations tax					    5.8 				    6.7
---------------------------------------------------------------------------------------------------------------------------------
U.S. GAAP income tax expense (recovery) 	      $    84.6 	41.7%		      $   (50.4)	32.5%
=================================================================================================================================
Nine-month periods ended September 30
($ in millions)							2003					2002
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax at statutory
 income tax rates				      $   156.3 	37.0%		      $   (47.5)	38.7%
Non-taxable portion of gains				     - 					  (14.0)
Revaluation of deferred income tax assets and
 liabilities for decreases in statutory rates		    0.8 				   16.0
Prior year rates applied to settlement of tax issues	  (47.0)				    2.0
Investment Tax Credits					   (0.6)				  (24.3)
Other							    7.9 				    9.2
---------------------------------------------------------------------------------------------------------------------------------
							  117.4 	27.8%			  (58.6)	47.8%
Large corporations tax					   16.6 				   19.9
---------------------------------------------------------------------------------------------------------------------------------
U.S. GAAP income tax expense (recovery)		      $   134.0 	31.7%		      $   (38.7)	31.6%
=================================================================================================================================

(j) Intangible Asset Transitional Impairment Amount and Goodwill

Commencing January 1, 2002, in Canada and the United States, new Generally Accepted Accounting Principles for intangible assets with an indefinite life and goodwill apply to the Company (SFAS 142, "Goodwill and Other Intangible Assets"). As one part of the transitional implementation, intangible assets with indefinite lives were tested for impairment as at January 1, 2002. Any such transitional impairment amount arising is considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. As a result of the differing accounting treatment afforded the merger of BC TELECOM and TELUS (see (a) and (d)), the recorded value of intangible assets with indefinite lives differs materially between Canadian and U.S. GAAP. The Company has assessed its intangible assets with indefinite lives and determined it necessary to record a transitional impairment amount of $595.2 million ($910.0 million before tax) for purposes of Canadian GAAP; a transitional impairment of $1,701.6 million ($2,609.7 million before tax) was required under U.S. GAAP. The transitional impairment amount, under both Canadian and U.S. GAAP, reduced the carrying values of the intangible assets with indefinite lives to the same amounts, thus eliminating the corresponding GAAP difference.

Similarly, goodwill was also to be tested for impairment as at January 1, 2002, and any transitional impairment amount would also be considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. The Company completed this test in the first quarter of 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units, the Company has assessed its goodwill and determined that there was no goodwill transitional impairment amount. Consistent with current industry-specific valuation methods, the Company used a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

(k) Goodwill

Under the purchase method of accounting, TELUS' assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(l) Additional Goodwill on Clearnet purchase

Under U.S. GAAP, shares issued by the acquirer to affect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(m) Share-Based Compensation

Generally Accepted Accounting Principles require disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting had been applied for share-based compensation. Under Canadian GAAP, this is required in respect of awards made after 2001; under U.S. GAAP, this is required in respect of awards made after 1994. The fair values of the Company's options granted in 2003 and 2002, and the weighted average assumptions used in estimating the fair values, are set out in Note 8. Such impact, using the fair values set out in Note 8 would approximate the following pro forma amounts:

Periods ended September 30				    Three months			     Nine months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Compensation cost				      $    10.5       $    17.1 	      $    34.1       $    53.8
Net income (loss)
  As reported					      $   117.1       $  (104.6)	      $   285.8       $   (85.6)
  Pro forma					      $   106.6       $  (121.7)	      $   251.7       $  (139.4)
Net income (loss) per Common Share and Non-Voting Share
  Basic and diluted
    As reported					      $     0.33      $    (0.33)	      $     0.81      $    (5.80)
    Pro forma					      $     0.30      $    (0.39)	      $     0.71      $    (5.96)
 ---------------------------------------------------------------------------------------------------------------------------------

(n) Additional Disclosures Required Under U.S. GAAP - Comprehensive Income

SFAS 130, "Reporting Comprehensive Income", requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

Periods ended September 30				    Three months			     Nine months
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Change in unrealized fair value of derivative
 cash flow hedges (h)				      $  (109.6)      $   251.2 	      $  (247.4)      $   293.6
Minimum pension liability				   (0.9)	     - 			   (3.0)	     -
---------------------------------------------------------------------------------------------------------------------------------
							 (110.5)	  251.2 		 (250.4)	  293.6
Income tax expense (recovery)				  (42.5)	  110.9 		  (98.8)	  129.2
---------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)			  (68.0)	  140.3 		 (151.6)	  164.4
Accumulated other comprehensive income (loss),
 beginning of period					  (62.6)	    4.2 		   21.0 	  (19.9)
---------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss),
 end of period					      $  (130.6)      $   144.5 	      $  (130.6)      $   144.5
=================================================================================================================================

(o) Asset Retirement Obligations

Commencing January 1, 2003, new Generally Accepted Accounting Principles for asset retirement obligations apply to the Company (SFAS 143, "Accounting for Asset Retirement Obligations"). The new standard focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset; discount accretion is also included in determining the results of operations.

All amounts arising from the application of this accounting policy are not significant.


21. Prior Period Presentation

Certain of the comparative amounts have been reclassified to conform to the presentation adopted in the current period.






    Forward-Looking Statements
==============================================================================

    This document and the management discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS' service territories across Canada and future demand for services; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; re-emergence from receivership of newly restructured competitors; levels of capital expenditures; corporate restructurings; success of operational and capital efficiency programs including maintenance of customer service levels; success of integrating acquisitions; network upgrades, billing system conversions, and reliance on legacy systems; implementation of new customer relationship management software; development and introduction of new products and services; supplier/vendor reliability and viability; realization of tax savings; the impact of credit rating changes; availability and cost of capital including renewal of credit facilities; financial condition and credit risk of customers affecting collectibility of receivables; ability to maintain an accounts receivable securitization program; legal and regulatory compliance of employees and key stakeholders; adverse regulatory action; attraction and retention of key personnel; collective labour agreement negotiations and outcome of conciliation efforts; future costs of retirement and pension obligations and returns on invested pension assets; technological advances; the final outcome of pending or future litigation; the effect of environmental, health and safety concerns; man-made and natural disasters; and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the U.S.
    The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

==============================================================================

    Management's Discussion and Analysis

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and nine-month periods ended September 30, 2003 and 2002. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Company's discussion regarding forward-looking statements (see "Forward-Looking Statements" above). TELUS' most significant accounting policies are discussed in the annual and interim financial statements of TELUS. These policies and disclosures are important to the understanding of the following discussion. The following should also be read together with the interim and annual consolidated financial statements of TELUS. The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 20 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS.

    Management's discussion and analysis is comprised of the following:

      1.  Vision, Core Business and Strategy
      2.  Capability to Deliver Results
      3.  Results and Key Performance Indicators
      4.  Risks and Uncertainties


    1.  Vision, Core Business and Strategy

    TELUS will continue to be guided by its six strategic imperatives established in 2000. TELUS is focusing and moving forward on the following priorities in 2003:

    Continuing to deliver on our efficiency improvement objectives

    - Communications segment operating costs were significantly reduced and fifteen customer contact centres were closed and consolidated in the first nine months of 2003. Net staff levels decreased by 835 since the beginning of the year and an additional net 500 reduction is expected during the fourth quarter of 2003 to meet the planned Operational Efficiency Program cumulative staff reduction target of 7,300. During the third quarter of 2003, staff reductions under the Operational Efficiency Program were offset by planned hiring to accommodate an anticipated seasonal volume increase. Additional temporary staff were also hired and planned departures were deferred in response to unprecedented emergency situations.

    Improving customer service

    Service levels in most areas have improved in 2003 compared with 2002, with 15 of 19 retail Canadian Radio-telephone and Telecommunications Commission ("CRTC") quality of service measures meeting or exceeding targets at September 30, 2003. Three of the four remaining retail service quality measures showed steady improvement until July 2003. Recent process and system changes that are having a positive impact, include:

    - Launch and roll-out of an interactive voice recognition tool that directs callers to the appropriate destination for four contact centre numbers (ADSL, Customer Care, Business billing and Credit). The number of misdirected calls has been reduced substantially and productivity and quality of service measures have improved significantly in recent weeks;

    - Integration of the Internet support and online billing information Web site, TELUS.net, with the Company's portal myTELUS.com, providing a more seamless look and feel. The integrated Web site provides customers with 24 hours per day, 7 days per week access to support, information and self-serve tools via a single, common access at myTELUS.com. The benefits to TELUS of an integrated Web site include more efficient Web management and customer support data analysis.

    However, at the end of the third quarter of 2003, TELUS was below minimum standards for 4 of 19 retail CRTC quality of service measures, namely: "Access to Repair Bureau", "Out of Service Cleared in 24 Hours", "Repair Appointments Met", and "Access to the Business Office". Access to the business office was of particular concern, with too many customers experiencing long wait times. Service levels were affected by a number of concurrent factors, including:

    - Unprecedented emergency situations (discussed in "2. Capability to Deliver Results") and heavy seasonal volumes challenged the Company's goal to improve customer service levels.

    - TELUS hired temporary and regular staff to replace a portion of Operational Efficiency Program departures to remedy customer care staff levels in order to improve service delivery; however an inability to backfill Operational Efficiency Program departures as quickly as planned occurred in certain customer contact centres as a result of introducing more rigorous hiring and training criteria.

    - The Company had implemented a new trouble management system in July that integrated eight formerly separate systems in order to cut down customer wait times, and resolve issues the first time they are reported. Performance and stability problems were experienced with this system, reducing employee productivity and creating delays in processing customer work orders. Many of these problems are being remediated and we are seeing consistent weekly improvement. Additional actions taken to meet repair demands included re-allocating resources geographically and across departments and the use of overtime. Improvements in response times are being made and the Company expects the four quality of service metrics to improve by the end of 2003.

    Enhancing our leadership position in the North American wireless industry

    - TELUS Mobility continued to build on its industry-leading performance from the first half of 2003. Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) increased by 49% and 54% for the third quarter and first nine months of 2003, respectively, when compared with the same periods a year ago. As a result of continued EBITDA growth and reduced capital expenditures, Mobility generated substantially improved cash flow (EBITDA less capital expenditures) of $150.4 million and $397.9 million for the third quarter and first nine months of 2003, respectively, as compared with $67.8 million and $71.7 million for the same periods in 2002.

    - Mobility EBITDA margin expanded by 9 percentage points to a record 42.5% of Network revenue.

    - TELUS Mobility continues to lead the industry with average revenue per subscriber unit per month ("ARPU") of $60 and $57 for the third quarter and first nine months of 2003, respectively, while maintaining a world-class churn rate of 1.4% for both periods.

    Strengthen our financial position, based on improved operating performance

    - The Company reduced net debt and continued to improve its financial ratios in the third quarter and nine months ended September 30, 2003. The Net debt to EBITDA ratio decreased from 3.3:1 at the end of 2002 to reach the original 2003 year-end target of 3.0:1 by June 30, 2003, and was further reduced to 2.7:1 at September 30, 2003. Management has further revised its guidance to 2.7:1 or less for the end of 2003 from the 2.8:1 or less set at the end of July;

    - During the third quarter of 2003, Moody's changed its outlook for TELUS debt to 'positive' from 'stable', and Standard & Poor's changed its outlook to 'stable' from 'negative'. Collectively, the debt rating agencies have improved their outlooks or trend for TELUS debt to one 'positive' and three 'stable' assessments from four 'negative' assessments at the beginning of the year. In the bond markets, prices on TELUS Corporation notes have appreciated by approximately 15%, while interest rate spreads over the relevant benchmark government bonds have narrowed by 60% on average as at September 30, 2003, when compared with December 31, 2002.

    Achieving a settlement with our unionized employees

    In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union ("TWU") for a new collective agreement replacing the legacy agreements from BC TELECOM and Alberta-based TELUS. Since January 2003, the Company and the TWU continue to participate in a conciliation process, which includes a global review of all outstanding issues and a subsequent 60-day conciliation period. In July 2003, the conciliators concluded their global review and released their action plan, which was agreed to and accepted by the Company and the TWU. The conciliators' action plan sets out that the 60-day conciliation period will commence November 14, 2003, while, in the interim, pensions and employee benefits discussions will continue. If the outstanding issues are not resolved at the end of the 60-day period, the parties may agree to extend this phase or, alternatively, following a 21 day cooling off period, a legal work stoppage may occur no earlier than February 2004.
    If the outstanding issues are not resolved and a new collective agreement is not achieved, there is the risk of a labour disruption. While the financial and operational impacts of a labour disruption are difficult to estimate, the Company expects that in the short-term, profitability would be reduced, but cash flow would increase due to reduced capital expenditures.


    2.  Capability to Deliver Results

    Impact of Forest Fires in Western Canada, the Power Grid Failure in Eastern Canada, and computer viruses

    A number of natural disasters and other emergencies occurred during the third quarter of 2003, which tested TELUS' emergency response capability. TELUS activated its Emergency Operations Centre on four separate occasions during the month of August 2003 in response to forest fires and wind storms in B.C. and Alberta, the 'Niagara loop' power grid failure affecting Ontario, and the spread of computer viruses over the Internet. The Emergency Operations Centre provided strategic direction and support to local TELUS staff dealing with various situations, and assisted in determining short-term priorities and developing solutions. The total value of lost revenues and indirect costs of responding to these events have not been quantified.
    The B.C. forest fires in August destroyed approximately 80 km of fibre optic cable, approximately 100 km of copper cable, one cable junction box, and one TELUS Mobility cellular site. In the Kamloops area, approximately 5,000 lines were out of service - all but 65 lines were restored within 72 hours. In the Kelowna area, the damage to TELUS facilities was less severe and service was restored prior to evacuation orders being lifted. The total capital and financial losses from the various fires is currently estimated at over $2 million and is reflected in the September 30, 2003 quarterly results; however, as each fire is a separate insurance event, little if any of the losses will be recovered from insurance.
    During the electrical blackout that affected parts of Ontario in mid-August, TELUS' wireline network and emergency 911 services were fully operational. Customers with hosting services in TELUS' Intelligent Internet Data Centres in Toronto experienced no outages during the power grid failure. The TELUS Mobility network in the affected areas did experience heavy call volume, which affected performance of the network. TELUS Mobility experienced some site outages as the blackout endured. Additional power supply was sent to sites to help minimize the impact, especially where customers providing emergency services were affected.
    August and September is traditionally a busy time of year for the wireline business, with student moves and customers back from summer holidays. Call volumes to TELUS' customer contact centres increased as a result of the situations described above and as a result of the spread of computer viruses over the Internet to many of TELUS' Internet customers. Despite having added staff to customer care and technical help functions in July, the Company could not provide enough customer help resources to deal with all of these situations concurrently.
    Despite these circumstances, TELUS is meeting 15 of 19 of its retail quality of service indicators filed monthly with the CRTC. TELUS remains committed to not only maintaining but also improving customer service levels in coming quarters.

    Regulatory updates

    Approval for National video-on-demand service (Broadcasting Decision 2003-453) and Regional broadcasting distribution undertakings in Alberta and British Columbia (Broadcasting Decision 2003-407)

    On August 20, 2003, the CRTC approved applications by TELUS Communications Inc. ("TCI") to operate terrestrial broadcasting distribution undertakings to serve various communities in Alberta and British Columbia. On September 9, 2003, the CRTC approved TELUS' application for a video-on-demand undertaking licence with the same terms and conditions as previously licensed video-on-demand undertakings in Canada. The licence is national in scope and extends for a seven-year term. TCI continues to test and assess this opportunity and no launch date has been set.

    Access to Municipal Rights-of-Way (Supreme Court of Canada dismisses of Appeal of Telecom Decision 2001-23 - Ledcor/Vancouver - Construction, operation and maintenance of transmission lines in Vancouver)

    In Telecom Decision 2001-23, the CRTC resolved a dispute between the City of Vancouver and Ledcor over the access to municipal rights-of-way, granting permission to Ledcor to construct, maintain and operate transmission lines that Ledcor has constructed in Vancouver, and prescribing terms and conditions related to that permission. The Federal Court of Appeal later dismissed an appeal of Decision 2001-23. Subsequently, the Federation of Canadian Municipalities, the City of Vancouver and other appellants sought leave to appeal the Federal Court of Appeal's decision with the Supreme Court of Canada.
    On September 4, 2003, the Supreme Court of Canada decided to not hear the appeal. The significant claims for annual fees by the cities (estimated at between $30 to $60 million annually for TELUS) will not be payable. Accordingly, the CRTC's jurisdiction to grant access to municipal rights-of-way has been affirmed and TELUS, other telecommunications carriers and broadcast distribution companies will be in a better position to negotiate fair and reasonable terms of access to municipal rights-of-way for placement of facilities.

    Appeal of Telecom Decision 2003-45 - Provision of telecommunications services to customers in multi-dwelling units

    On July 30, 2003, the Canadian Institute of Public and Private Real
Estate Companies and the Building Owners and Managers Association - Canada filed a motion for leave to appeal Telecom Decision 2003-45 with the Federal Court of Appeal. In Decision 2003-45, the CRTC announced principles that allow for access by all local telephone companies to equipment and wire in buildings known as multi-dwelling units. The decision reduced considerably the uncertainty TELUS had faced in gaining access to such buildings, both where TELUS is an entrant in the market and in its incumbent territory where onerous terms and conditions of access, including fees, were being demanded by building owners. From a financial perspective, the decision reduced TELUS' exposure to potential significantly increased costs of building access. This matter is still before the courts.

    Telecom Decision 2003-49 - CRTC directs incumbent telephone companies to offer high-speed Internet services to competitors' residential telephone customers

    On July 21, 2003, the CRTC directed the incumbent telephone companies to provide their retail high-speed Internet services to residential customers receiving primary local telephone service from competitors upon request. Currently the provision of high-speed service is directly linked to the local telephone line. TELUS has determined a plan to reconfigure numerous automated systems and processes to effect this decision by the second quarter of 2004 for estimated capital and operating costs of up to $10 million. In the meantime, a manual process should begin to be rolled out towards the end of 2003.

    Telecom Decision 2003-64 - TELUS' revised service improvement plan

    On September 25, 2003, the CRTC approved TELUS' $21.4 million total service improvement program, including high cost and non-high cost service areas, to be completed over four years ending in 2006, and approved recovery of this amount from the Deferral Account. TELUS continues to defer revenues in accordance with Telecom Decision CRTC 2002-34 as the CRTC has not determined the process for disposal of the balance of deferral account liability.

    Public Notice 2003-8 - Review of Price Floor Safeguards for Retail Tariffed Services and Related Issues

    On October 23, 2003, the CRTC issued a public notice requesting comments on its current imputation test, bundling rules and other matters. The CRTC also proposed interim rules that could be effective in the first quarter of 2004. A public process to consider final rules may extend into the second half of 2004. These interim rules would have the effect of increasing the floor price that TELUS is subject to when pricing new tariffed (non-forborne) services and when offering new bundles of services that include at least one tariffed service. TELUS intends to fully participate in these public proceedings and present its perspective on the issues addressed.


    3.  Results and Key Performance Indicators

    Accounting Policy Developments

    Guarantees

    In the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. Effective for reporting periods ending after December 31, 2002, Canadian GAAP requires the disclosure of these guarantees and their maximum, undiscounted amounts, even when the likelihood of the Company having to make any payments under the guarantees is slight. See Note 2a and Note 16c to the interim consolidated financial statements.

    Asset Retirement Obligations

    Commencing with the Company's 2004 fiscal year, the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") for accounting for asset retirement obligations (CICA Handbook Section 3110) will apply. The new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company is currently evaluating the impact of this standard on its financial statements.

    Hedging Relationships

    Commencing with the Company's 2004 fiscal year, the new guidelines of the CICA for accounting for hedging relationships apply to the Company (CICA Accounting Guideline AcG-13). The Company's previously disclosed hedge accounting policy is compliant with the new Guideline.


    Financial Impact of Price Cap Decisions

    On May 30, 2002 and July 31, 2002, the CRTC announced its decisions on the Regulatory Framework for the Second Price Cap Period for the ILECs (Incumbent Local Exchange Carriers), or Telecom Decision 2002-34 and Telecom Decision 2002-43, which established the framework for regulation of ILECs, including TELUS. These decisions cover a four-year period beginning June 2002 for TELUS Communications Inc. and beginning August 2002 for TELUS Communications (Quebec) Inc. ("TCQI").
    On March 18, 2003, the CRTC issued Telecom Decision 2003-11, which finalized for the industry the assignment of tariffed services to the service baskets established in Regulatory Framework for the Second Price Cap Period. Also on March 18, 2003, the CRTC released Telecom Decision 2003-18, TELUS Communications Inc. - 2002 Annual price cap filing, in which it approved, on a final basis, the majority of the applications filed in 2002 by TELUS proposing rate changes pursuant to Decision 2002-34. On August 27, 2003, the CRTC released Telecom Order 2003-352 - 2003 Annual Price Cap Filing. This order approved all of TCI's tariff applications, for implementation on a prospective basis, to meet its 2003 price cap commitments.
    On August 22, 2003, the CRTC issued Telecom Decision 2003-56, which finalized for TCQI the assignment of tariffed services to the service baskets established in Decision 2002-43. The assignment was made in a manner very similar with the assignments for large ILECs in Decision 2003-11. Also on August 22, 2003, the CRTC issued Telecom Decision 2003-57 which approved, with changes, applications filed by TCQI for rate changes and directed TCQI to file further rate changes to meet its 2002 price cap commitment. All other TCQI rates were approved on a final basis.
    The impact of these decisions on TELUS was a decrease in Communications segment Operating revenues of $11.7 million and $58.7 million, respectively, for the third quarter and nine month period ended September 30, 2003, when compared with the same periods in 2002. In addition, the Communications segment EBITDA decreased by $10.6 million and $57.7 million, respectively, for the third quarter and nine month period ended September 30, 2003, when compared to the same period one year earlier.


Results of Operations
 Highlights
    Quarter ended September 30      2003       2002        Change       %
    --------------------------------------------------------------------------
    ($ in millions except per
      share amounts)
    Operating revenues              1,806.2    1,766.3       39.9        2.3
    EBITDA(1)                         754.5      663.1       91.4       13.8
    Restructuring and workforce
     reduction costs                    2.3      313.3     (311.0)     (99.3)
    Income taxes (recovery)            84.0      (50.5)     134.5         -
    Net income (loss)                 115.9     (107.4)     223.3         -
    Common Share and
     Non-Voting Share income (loss)   113.2     (110.0)     223.2         -
    Earnings (loss) per share (EPS)     0.32      (0.35)      0.67        -
    Capital expenditures              304.0      327.2      (23.2)      (7.1)
    Free cash flow(2)                 417.1      239.9      177.2       73.8
    --------------------------------------------------------------------------
    Nine months ended September 30  2003       2002       Change         %
    --------------------------------------------------------------------------
    ($ in millions except per share amounts)
    Operating revenues              5,320.4    5,212.3      108.1        2.1
    EBITDA                          2,145.1    1,873.4      271.7       14.5
    Restructuring and workforce
     reduction costs                   12.1      328.9     (316.8)     (96.3)
    Income taxes (recovery)           133.0       (0.9)     133.9         -
    Net income (loss)                 281.9      (89.8)     371.7         -
    Common Share and
     Non-Voting Share income (loss)   274.0      (97.5)     371.5         -
    Earnings (loss) per share (EPS),
     basic                              0.79      (0.32)      1.11        -
    Capital expenditures              817.3    1,281.7     (464.4)     (36.2)
    Free cash flow                    861.8       79.1      782.7         -
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues ($1,806.2 million and $1,766.3 million, respectively, for the third quarter of 2003 and
         2002) less Operations expense ($1,051.8 million and $1,103.2 million, respectively, for the third quarter of 2003 and 2002). As defined, EBITDA excludes Restructuring and workforce reduction costs of $2.3 million and $313.3 million, respectively, for the third quarter of 2003 and 2002.

         The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost; and without regard to Restructuring and workforce reduction costs, which are transitional in nature. EBITDA is not a calculation based on Canadian or U.S. Generally Accepted Accounting Principles and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

    (2) Free cash flow is defined as EBITDA less Capital expenditures, cash interest paid, cash taxes and cash dividends. For the third quarter of 2003 and 2002, the calculation is:

         ($ in millions)           2003    2002   Reference
                                   ----    ----   ---------
         EBITDA                    754.5   663.1  Defined above
         Less: Capital                            Consolidated statements
          expenditures             304.0   327.2   of cash flows
         Less: Cash interest paid   27.7    48.6  Consolidated statements
                                                   of cash flows
         Less: Cash income taxes                  Consolidated statements
          (recov.)                 (38.4)    4.2   of cash flows
         Less: Cash dividends       41.6    43.2  Consolidated statements
                                                   of cash flows
         Less: Investment tax                     Included in EBITDA and Cash
          credits received           2.5     -.-   income taxes (recov.)
                                     ---     ---
                                   417.1   239.9
                                   -----  -------

         This measure is used to provide an indication of underlying cash flows in the business for the items identified. As defined, free cash flow excludes Restructuring and workforce reduction costs, working capital changes, and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. Generally Accepted Accounting Principles and should not be considered an alternative to consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that Free cash flow as reported by TELUS may not be comparable in all instances to Free cash flow as reported by other companies.

    Significant changes included in the third quarter 2003 financial results, when compared with the third quarter of 2002, were:

    - Communications segment revenues decreased by $47.4 million or 3.8%. Normalized for incremental year-over-year $11.7 million negative price cap decision impacts, revenues decreased by $35.7 million or 2.8%, primarily as a result of lower voice equipment sales, lower long distance revenues from reduced long distance minutes and prices, and reduced application development revenues due to the disposal of certain assets earlier in 2003;

    - Communications segment EBITDA improved by $10.7 million or 2.1%, as the decrease in revenues was more than offset by a $58.1 million decrease in operations expense. The decrease in operations expense was primarily a result of Operational Efficiency Program savings partially offset by increased pension and other expenses;

    - Communications segment high-speed Internet net additions of 47,200 exceeded net additions of the same period in 2002 as well as net additions for the first and second quarters of 2003;

    -  Mobility Network revenue continued its strong growth, increasing
       $83.5 million or 16.9%. Mobility Network revenue growth, combined with significant operating efficiencies and economies of scale, flowed through to EBITDA at a rate of 96.6%. TELUS' Canadian industry-leading ARPU increased $2 to $60;

    - Mobility EBITDA increased $80.7 million or 49.0% as a result of strong ARPU and subscriber growth combined with a significant reduction in the churn rate and cost containment efforts;

    - Mobility EBITDA margin expanded by 9 percentage points to a record 42.5% of Network revenue;

    - Mobility net subscriber additions for the third quarter were 100,600, an increase of 7.4% continuing the positive trend experienced in the second quarter of 2003. Notably, higher revenue-generating net postpaid subscriber additions increased by 13.5% over the third quarter of 2002;

    - Mobility blended postpaid and prepaid churn declined to 1.4% per month, a considerable improvement from 1.7% for the same quarter last year, driving the 7.4% year-over-year net subscriber additions increase despite gross additions being flat.

    - Interest expense on long-term and short-term debt decreased by $14.5 million as a result of lower debt balances, while $30.7 million of interest income was recorded in the third quarter of 2003 primarily with respect to the settlement of tax matters. Interest income, net of related income taxes, contributed five cents to earnings per share in the third quarter of 2003;

    - Consolidated Free cash flow increased to $417.1 million, exceeding cash payments of $32.1 million under Restructuring and workforce reduction initiatives; and

    - Net debt decreased by $516.4 million in the third quarter of 2003 and decreased by $810.0 million during the last twelve months.

    The discussion below for Operating revenues, Operations expense, EBITDA and Capital expenditures is presented on a segmented basis. All other discussion is presented for the consolidated interim financial results.


Operating revenues - Communications segment

    -------------------------------------------------------------------------
    Quarter ended September 30      2003       2002       Change     %
    -------------------------------------------------------------------------
    ($ in millions)
    Voice local(1)                    526.2      524.4        1.8        0.3
    Voice contribution                 16.7       24.9       (8.2)     (32.9)
    Voice long distance(2)            238.5      252.3      (13.8)      (5.5)
    Data(3)                           331.9      332.2       (0.3)      (0.1)
    Other(4)                           73.0      100.0      (27.0)     (27.0)
    -------------------------------------------------------------------------
    External operating revenue      1,186.3    1,233.8      (47.5)      (3.8)
    Intersegment revenue               24.6       24.5        0.1        0.4
    -------------------------------------------------------------------------
    Total operating revenue         1,210.9    1,258.3      (47.4)      (3.8)
    -------------------------------------------------------------------------
    Nine months ended September 30  2003       2002       Change     %
    -------------------------------------------------------------------------
    ($ in millions)
    Voice local(1)                  1,574.4    1,580.9       (6.5)      (0.4)
    Voice contribution                 48.6       62.8      (14.2)     (22.6)
    Voice long distance(2)            728.8      772.2      (43.4)      (5.6)
    Data(3)                         1,027.1    1,026.7        0.4        0.0
    Other(4)                          225.1      302.5      (77.4)     (25.6)
    -------------------------------------------------------------------------
    External operating revenue      3,604.0    3,745.1     (141.1)      (3.8)
    Intersegment revenue               71.4       72.5       (1.1)      (1.5)
    -------------------------------------------------------------------------
    Total operating revenue         3,675.4    3,817.6     (142.2)      (3.7)
    -------------------------------------------------------------------------

    (1) Voice local - incremental price cap reductions of $1.5 million for the third quarter and $32.2 million for the nine months ended September 30, 2003.
    (2)  Voice long distance - incremental price cap changes of positive
         $0.4 million for the third quarter and negative $1.2 million for the nine months ended September 30, 2003.
    (3) Data - incremental price cap reductions of $10.4 million for the third quarter and $25.1 million for the nine months ended September 30, 2003.
    (4) Other - incremental price cap reductions of $0.2 million for the third quarter and $0.2 million for the nine months ended September 30, 2003.

    TELUS Communications continued its strategic focus on driving increased profitability by focusing on operational efficiency and cost control in the face of declining revenues.
    Voice local revenue is generated from access to the Company's network, which is provided to customers on a monthly subscription basis, and from the Company's optional and pay-per-use enhanced services. Local access revenue decreased by $0.5 million and $16.7 million, respectively, for the third quarter and first nine months of 2003, when compared with the same periods last year, due to price cap decision impacts and fewer access lines than one year ago were partly offset by growth in Non-ILEC business. Increased local enhanced services revenue of $2.3 million and $10.2 million, respectively, for the third quarter and first nine months, partly offset the decline in local access revenues. Excluding the negative price cap impacts, voice local revenue increased by $3.3 million or 0.6% and $25.7 million or 1.6%, respectively, for the third quarter and first nine months of 2003 as compared to 2002.
    Network access lines decreased by 4,000 lines during the third quarter of 2003 as compared with an increase of 7,000 in the third quarter of 2002. Consumer lines increased by 3,000 and 7,000, respectively, for the third quarter of 2003 and 2002, which primarily reflects seasonal increases associated with students returning to university and college. Lower seasonal growth in 2003 was a result of increased competitive line losses. Business lines decreased by 7,000 during the third quarter of 2003 and were unchanged during the same period in 2002. Business lines decreased primarily as a result of competitive losses in Western Canada exceeding gains in Central and Eastern Canada, as well as continued migration to more efficient ISDN services. For the nine-month period ended September 30, 2003, network access lines decreased by 28,000 as compared with a decrease of 46,000 for the same period in 2002. Network access lines decreased by 0.8% in the twelve-month period ended September 30, 2003, an improvement from the 1.1% rate for the twelve months ended December 31, 2002. The combined ILEC business and local consumer market share was estimated to be 96.2% at September 30, 2003 (97.0% one year earlier).
    Voice contribution revenue, which represents TELUS' share of contribution pool funds for providing service in high cost rural service areas, decreased for the quarter and nine-month periods ended September 30, 2003, when compared with the same periods one year ago. The decrease was a result of a lower shortfall calculated according to the methods prescribed by the CRTC for TELUS and other industry competitors.
    Voice long distance revenue decreased for the third quarter and nine-month period ended September 30, 2003, when compared with the same periods last year, primarily as a result of fewer consumer and business minutes and price competition. Consumer revenues decreased as a result of competitive pressures including 'dial-around' services; partly offset by an increase in the monthly long distance plan administration fee from $1.25 to $2.95 in February of this year. Business revenues decreased as a result of fewer minutes and lower rates. Wholesale settlement revenues were relatively unchanged in the third quarter and the first nine months of 2003 as higher volumes were offset by lower prices. Substitution to alternative technologies such as e-mail, Internet and wireless contributed to long distance revenue and minute erosion.
    Data revenues include Internet access, hosting and applications, LAN/WAN, gateway service, internetworking and remote access, managed information technology (IT) services and legacy data services such as private line, switched data services, data local access, data settlements and data equipment sales. Wireless data revenues are included in Mobility segment Network revenues. Communications segment data revenue growth was relatively flat as increased Internet-related revenues were offset by price cap impacts and lower revenues for data equipment sales and other services. This included a reduction of application development revenues by approximately $7 million and $14 million, respectively, for the third quarter and first nine months of 2003, when compared with the prior year, due to the disposal of certain assets during the second quarter of 2003. Data revenue growth excluding the negative price cap impacts was $10.1 million or 3.0% and $25.5 million or 2.5%, respectively, for the third quarter and first nine months of 2003 as compared to 2002. Internet service revenues increased by $14.8 million and $62.2 million, respectively, primarily as a result of growth in the Internet subscriber base. TELUS high-speed Internet subscriber additions were a strong 47,200 during the third quarter of 2003 due in part to a new introductory offer. This is in contrast to an industry trend of lower net additions each quarter.
    Other revenue decreased for the third quarter and first nine months of 2003, when compared with the same periods in 2002, primarily as a result of lower voice equipment rental and sales, as well as lower rent from support structures, lower installation and contract services, and lower individual line service grants in respect of the conversion of multi-party lines to single lines in high cost rural areas in Alberta in the early 1990s.
    Total external operating revenue discussed above included Non-ILEC revenues of $138.4 million for the third quarter of 2003 and $135.9 million for the third quarter of 2002, an increase of $2.5 million or 1.8%. Non-ILEC revenues for the nine-month period ended September 30, 2003 were $417.7 million, compared with $375.0 million for the same period last year - an increase of $42.7 million or 11.4%. Growth in Non-ILEC application development revenues was affected by the disposal of certain assets discussed in data revenues above, reducing the revenues by approximately $7 million and $14 million, respectively, for the quarter and nine months ending September 30, 2003, when compared with the same periods in 2002. Normalized for such asset disposal, Non-ILEC revenues increased by approximately $9.5 million or 7% in the third quarter and approximately $56.7 million or 15% respectively.
    Intersegment revenues represent services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense from the Mobility segment.


Key operating indicators - Communications segment

(000s for subscribers and additions)      2003      2002     Change    %
    -------------------------------------------------------------------------
    As at September 30
    ------------------
    Network access lines, end of period    4,883    4,921     (38)      (0.8)
    Total Internet subscribers(1),
     end of period                         849.7    783.0    66.7        8.5
      Dial-up                              333.7    416.2   (82.5)     (19.8)
      High-speed                           516.0    366.8   149.2       40.7

    Quarter ended September 30
    --------------------------

    Change in Network access lines            (4)       7     (11)    (157.1)
    Total Internet subscriber
     net additions                          29.1     25.4     3.7       14.6
      Dial-up                              (18.1)   (15.4)   (2.7)     (17.5)
      High-speed                            47.2     40.8     6.4       15.7

    Nine months ended September 30
    ------------------------------

    Change in Network access lines           (28)     (46)     18       39.1
    Total Internet subscriber
     net additions(1)                       48.0    113.1   (65.1)     (57.6)
      Dial-up                              (58.0)   (38.9)  (19.1)     (49.1)
      High-speed                           106.0    152.0   (46.0)     (30.3)
    -------------------------------------------------------------------------

    (1) As a result of a subscriber audit following a billing system conversion in the third quarter of 2002, Internet subscriber counts and net additions for the first six months of 2003 are net of reductions of approximately 13,000 dial-up subscribers and approximately 4,700 high-speed Internet subscribers.


    Operating revenues - Mobility segment
    Quarter ended September 30              2003     2002    Change     %
    -------------------------------------------------------------------------
    ($ in millions)
    Network revenue                        577.4    493.9    83.5       16.9
    Equipment revenue                       42.5     38.6     3.9       10.1
    -------------------------------------------------------------------------
    External operating revenue             619.9    532.5    87.4       16.4
    Intersegment revenue                     4.0      4.9    (0.9)     (18.4)
    -------------------------------------------------------------------------
    Total operating revenue                623.9    537.4    86.5       16.1
    -------------------------------------------------------------------------
    Nine months ended September 30          2003     2002   Change        %
    -------------------------------------------------------------------------
    ($ in millions)
    Network revenue                      1,595.9  1,362.2   233.7       17.2
    Equipment revenue                      120.5    105.0    15.5       14.8
    -------------------------------------------------------------------------
    External operating revenue           1,716.4  1,467.2   249.2       17.0
    Intersegment revenue                    11.6     13.2    (1.6)     (12.1)
    -------------------------------------------------------------------------
    Total operating revenue              1,728.0  1,480.4   247.6       16.7
    -------------------------------------------------------------------------

    Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, wireless Internet services and fees for value-added services. Network revenue increased for the three months ended September 30, 2003 as compared to the same period in 2002 as a result of increased ARPU and the continued expansion of TELUS Mobility's subscriber base by 14.0% to approximately 3.3 million subscribers from 2.9 million one year ago. ARPU increased to $60 from $58 for the same quarter last year.
    TELUS Mobility's execution of its strategic focus on profitable revenue growth and subscriber retention resulted in a higher ARPU and a substantially improved churn rate year-over-year. The $2 increase in ARPU continued to build upon the year-over-year increases experienced in the first half of 2003, reversing the previously declining trend. Similarly, ARPU for the first nine months of 2003 was $57 as compared to $55 for the same period last year. The improved ARPU was a result of increased usage and disciplined pricing changes including per-minute billing and the reduction of eligible hours included in certain 'free evening and weekend' rate plan features. Average minutes of use ("MOU") per subscriber per month were 367 for the third quarter of 2003 and 342 for the first nine months of 2003 as compared to 297 and 286, respectively, for the same periods in 2002. As of September 30, 2003, postpaid subscribers accounted for 82.4% of the total cumulative subscriber base as compared to 84.1% one year earlier and have been stable during the current year. Net postpaid subscriber additions of 76,400 for the third quarter of 2003 represented 75.9% of all net additions in the period as compared to 67,300 (71.8%) for the corresponding period one year ago. Moreover, net postpaid additions increased by 13.5% in the current period, reversing a negative trend experienced since the third quarter of 2002. For the first nine months of 2003, net postpaid additions represented 74.3% of all net additions as compared to 76.7% in the same period one year earlier. Total net subscriber additions for the third quarter increased 7.4%.
    Blended postpaid and prepaid churn rate averaged 1.4% per month in the third quarter of 2003, a considerable improvement from 1.7% for the comparable period one year earlier, and up only slightly from 1.3% in the second quarter of 2003. The churn rate for the first nine months of 2003 was 1.4% as compared to 1.8% for the same period last year. Deactivations declined 6.6% to 133,500 for the third quarter 2003 as compared to 142,900 for the same period in 2002 despite a 14.0% increase in the subscriber base. Deactivations for the first nine months of 2003 were 393,900 as compared to 451,700 for the same period last year representing a 12.8% decline. The decline in churn can be attributed to improved network quality and coverage, improved client service levels, client contracting as part of loyalty and retention programs, and specific grandfathered rate plans related to per-second billing and the change to certain 'free evening and weekend' rate plan features.
    Equipment sales, rental and service revenue in the three-month period ended September 30, 2003, was $42.5 million as compared to $38.6 million for the same period in 2002. Equipment revenue for the first nine months of 2003 was $120.5 million representing an increase of $15.5 million or 14.8% over the same period in 2002. The increase occurred despite a decline in gross subscriber additions to 234,100 and 664,000 for the third quarter and first nine months of 2003, respectively, as compared to 236,600 and 738,500 for the same periods in 2002. The increase in revenue was principally due to handset price increases, product mix, and increased retention and upgrade activity.
    Intersegment revenues represent services provided by the Mobility segment to the Communications segment. These revenues are eliminated upon consolidation together with the associated expense from the Communications segment.


    Key operating indicators - Mobility segment

    (000s for subscribers and additions)    2003     2002     Change      %
    -------------------------------------------------------------------------
    As at September 30
    ------------------
    Subscribers - postpaid               2,691.4    2,408.9    282.5    11.7
    Subscribers - prepaid                  574.2      455.6    118.6    26.0
                                        ---------  ---------  -------  ------
    Subscribers - total                  3,265.6    2,864.5    401.1    14.0

    Total POPs(1) covered including
     roaming/resale (millions)(2)           29.1       26.9      2.2     8.2

    Quarter ended September 30
    --------------------------
    Net subscriber additions - postpaid     76.4       67.3      9.1    13.5
    Net subscriber additions - prepaid      24.2       26.4     (2.2)   (8.3)
                                        ---------  ---------  -------  ------
    Net subscriber additions - total       100.6       93.7      6.9     7.4

    Churn, per month (%)(3a)                 1.4        1.7     (0.3)      -
    Acquisition COA(3b) per
     gross subscriber add. ($)(3c)           406        391       15     3.8
    ARPU ($)(3d)                              60         58        2     3.4

    EBITDA to network revenue (%)           42.5       33.4      9.1       -
    Retention COA to network revenue (%)     3.9        3.6      0.3       -
    EBITDA excluding
      Acquisition COA ($ millions)(3e)     340.6      256.8     83.8    32.6

    Nine months ended September 30
    ------------------------------
    Net subscriber additions - postpaid    200.8      219.9    (19.1)   (8.7)
    Net subscriber additions - prepaid      69.3       66.9      2.4     3.6
                                        ---------  ---------  -------  ------
    Net subscriber additions - total       270.1      286.8    (16.7)   (5.8)

    Churn, per month (%)                     1.4        1.8     (0.4)      -
    Acquisition COA per gross
     subscriber add. ($)(4)                  420        405       15     3.7
    ARPU ($)                                  57         55        2     3.6

    EBITDA to network revenue (%)           39.2       29.8      9.4       -
    Retention COA to network revenue (%)     4.0        4.0        -       -
    EBITDA excluding Acquisition COA
     ($ millions)                          904.0      683.0    221.0    32.4
    -------------------------------------------------------------------------

    (1) POPs is an abbreviation for Population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
    (2) TELUS Mobility has not activated all digital-roaming areas. As at September 30, 2003, TELUS Mobility PCS digital population coverage was 21.7 million and 29.0 million including the roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
    (3) The following are not measures under accounting principles generally accepted in Canada and the U.S. These measures are industry metrics and are useful in assessing the operating performance of a wireless company. The definitions of these measures are as follows:
           a. Churn is calculated as the number of subscriber units disconnected during the period divided by the average number of units on the network, expressed as a rate per month.
           b. Acquisition COA consists of the total of handset subsidies, commissions, and advertising & promotion expenses related to the initial customer acquisition during a given period.
           c.  Acquisition COA per gross subscriber add - Acquisition COA divided by gross subscriber activations during the period.
           d.  ARPU is calculated as network service revenue divided by the average number of units on the network during the period,
               expressed as a rate per month.
           e. EBITDA excluding Acquisition COA is a measure for operational profitability normalized for the period costs of adding new customers.
    (4) For the nine-month period ended September 30, 2002, Acquisition COA of $405 excluded the $21.0 million favourable clarification of tax legislation by the Ontario Provincial Sales Tax authorities, representing a reversal of a cumulative COA liability.


    Operations expense - Communications segment

    ($ in millions)                         2003     2002      Change    %
    -------------------------------------------------------------------------
    Quarter ended September 30              701.9     760.0    (58.1)   (7.6)
    Nine months ended September 30        2,155.7   2,350.4   (194.7)   (8.3)
    -------------------------------------------------------------------------

    Operations expense for the Communications segment decreased in the quarter and nine-month periods ended September 30, 2003, when compared with the same periods last year, primarily due to the traction of the Operational Efficiency Program that became significant beginning in the third quarter last year, as well as lower Non-ILEC expenses and lower equipment costs of sales, partly offset by an increased pension expense in 2003. In addition, expenses in the nine-month period last year were reduced by a $40 million investment tax credit.
    The significant changes in operating expenses for the third quarter and nine months ended September 30, 2003, when compared with the same periods in 2002, were:

    - Incremental Operational Efficiency Program savings from lower salaries and benefits of $73.0 million and $225.0 million, respectively. Staff levels, including hiring of temporary and regular customer contact centre staff, increased by 38 in the third quarter of 2003, but have decreased by 835 and 3,339, respectively, when compared with the end of 2002 and with September 2002. During the fourth quarter of 2003, over 500 net staff reductions are expected to occur so that the Company achieves the planned targets announced under Operational Efficiency Program initiatives;

    - Incremental Operational Efficiency Program non salary-related savings were $7.0 million and $54.0 million, respectively. The non salary-related savings were from lower employee-related overhead costs, use of fewer contractors, and lower advertising and promotions expense;

    - Equipment cost of sales decreased by $9.7 million and $45.2 million, respectively, primarily as a result of lower sales of voice and data equipment. This included approximately $12 million year-to-date, of lower high-speed Internet cost of sales as a result of reduced gross additions of high-speed Internet subscribers, lower modem prices, and recognition of certain promotional discounts to customers recorded as an offset against revenues;

    - Bad debt expense decreased by $4.5 million and $2.2 million, respectively;

    - The expense for the Software and Related Technology and Service Agreements with Verizon Communications Inc. ("Verizon"), was lower by $1.2 million and $8.1 million, respectively;

    - Expenses for the nine-month period ended September 30, 2003 increased by $38.8 million, when compared with 2002, as a result of significant investment tax credits recorded in 2002 ($40.0 million in 2002;
       $1.2 million in 2003). The investment tax credits were recognized as a result of a settlement with tax authorities for previous years' claims and were recorded as a reduction to operations expense;

    - Increased pension expense for defined benefit and defined contribution plans of $11.5 million and $39.3 million, respectively;

    - Expenses increased by $3.8 million and $30.6 million, respectively, as a result of lower labour capitalization representing lower capital build activities consistent with lower salaries and benefits as a result of Operational Efficiency Program savings;

    - Overtime expenses increased by $3.8 million in the third quarter and first nine months of 2003, as compared with 2002 in response to a number of natural disasters and other emergencies;

    - All other changes increased expenses by $18.2 million for the quarter and $27.3 million for the nine-month period.

    Included in the total segment expenses discussed above, Non-ILEC operations expenses for the quarter and nine-month periods ended September 30, 2003 were $144.4 million and $444.3 million, respectively, compared with $159.2 million and $464.5 million, respectively, in the same periods last year. This represented decreases of $14.8 million or 9.3% and $20.2 million or 4.3%, respectively as a result of operating efficiencies and the greater use of on-net facilities, despite increasing revenues.

    Operations expense - Mobility segment

    ($ in millions)                      2003     2002       Change     %
    -------------------------------------------------------------------------
    Quarter ended September 30          378.4      372.6        5.8      1.6
    Nine months ended September 30    1,102.6    1,074.2       28.4      2.6
    -------------------------------------------------------------------------

    Mobility operations expense in the third quarter increased by $5.8 million or 1.6% and increased (after normalizing for the $21.0 million favourable PST ruling in 2002) by $7.4 million or 0.7% for the first nine months of 2003, when compared with the same periods in 2002. TELUS Mobility has been able to achieve significant economies of scale as evidenced by growth in subscribers of 14.0% and Network revenue of 16.9% in the third quarter while maintaining flat operating expenses year-over-year.
    Expenses related to equipment sales increased $1.1 million (1.3%) to $86.4 million in the third quarter as compared to $85.3 million for the same period one year earlier. Despite a decline in gross subscriber additions in the third quarter from 236,600 to 234,100, the increase in equipment expense was due to higher retention activity. For the first nine months of 2003, equipment expenses increased by $8.5 million or 3.4% over the same period last year. However, prior year expenses included a $21.0 million reduction resulting from a clarification of provincial sales tax legislation related to handset subsidies, which represented the reversal of a cumulative liability previously recorded in marketing cost of acquisition ("COA"). Once normalized to exclude the 2002 provincial sales tax credit, equipment expense for the first nine months of 2003 decreased $12.5 million or 4.6% as compared with the same period in 2002. This decrease was principally due to a decline in gross subscriber activations and improved handset pricing including favourable exchange rates. Gross subscriber activations were 664,000 for the first nine months of 2003 as compared to 738,500 for the same period last year. The cost improvement due to the reduction in gross subscriber additions was partially offset by increased retention activity in the first nine months of 2003. Handset costs are included in marketing cost of acquisition (COA).
    Network operating expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. Network operating expenses remained relatively flat at $97.9 million and $274.7 million for the third quarter and first nine months of 2003, respectively, compared to $97.9 million and $274.6 million for the same periods last year. This occurred despite increases in transmission and site-related expenses to support the increased cell sites, subscriber base, and improved network quality and coverage. These costs were offset by a reduction in Industry Canada spectrum licence fees of approximately $7.0 million for the first nine months. TELUS Mobility has focused efforts on containing these costs through negotiating improved leased transmission rates, roaming rates, and maintenance rates with a number of telecommunications carriers and key vendors. PCS digital population coverage expanded by 7.3 million (principally due to roaming with Bell - 5.1 million and Aliant - 1.5 million) to 29.0 million during the year.
    Marketing expenses excluding handset subsidies were $67.2 million for the third quarter and $188.3 million for the first nine months of 2003 as compared to $56.7 million and $164.3 million for the same periods in 2002. The increases were primarily due to higher dealer compensation costs associated with the expanded cumulative subscriber base and to increased re-contracting activity. Acquisition COA was $406 for the third quarter of 2003 as compared to $391 for the same period last year. However, Acquisition COA for the third quarter of 2003 declined $22 from $428 in the second quarter of 2003. Acquisition COA for the first nine months of 2003 was $420 as compared to $405 (excluding any benefit from the $21.0 million PST clarification) for the same period in 2002. The small increases in acquisition COA were principally due to higher marketing costs and lower gross subscriber additions partially offset by lower handset subsidies.
    General and Administration ("G&A") expenses consist of employee compensation and benefits, facilities, client services, bad debt and various other expenses. G&A expenses declined in the third quarter and for the first nine months of 2003 despite a subscriber base growth of 14.0% and Network revenue growth of 16.9% in the quarter. G&A expenses were $126.9 million and $380.4 million for the third quarter and first nine months of 2003, respectively, as compared to $132.7 million and $384.6 million for the same periods in 2002. The declines of $5.8 million in the third quarter and $4.2 million for the first nine months of 2003 were primarily due to lower bad debts. The improvements in bad debts can be attributed to the completion of billing system conversions in 2002 and improvement in credit and collections. TELUS Mobility completed five major billing system conversions by October 2002 after an 18-month period. TELUS Mobility only slightly increased full-time equivalent employees (FTE's) to 5,175 from 5,149 one year earlier despite the increase in the subscriber base and the number of retail store personnel over the same period.


    Earnings(1) Before Interest, Taxes, Depreciation and Amortization
    (EBITDA) by segment
    Quarter ended September 30            2003      2002    Change         %
    -------------------------------------------------------------------------
    ($ in millions)
    Communications segment               509.0     498.3      10.7       2.1
    Mobility segment                     245.5     164.8      80.7      49.0
    -------------------------------------------------------------------------
    TELUS Consolidated                   754.5     663.1      91.4      13.8
    -------------------------------------------------------------------------
    Nine months ended September 30        2003      2002    Change         %
    -------------------------------------------------------------------------
    ($ in millions)
    Communications segment             1,519.7   1,467.2      52.5       3.6
    Mobility segment                     625.4     406.2     219.2      54.0
    -------------------------------------------------------------------------
    TELUS Consolidated                 2,145.1   1,873.4     271.7      14.5
    -------------------------------------------------------------------------

    (1) Excluding Restructuring and workforce reduction costs.


    EBITDA(1) margin(2) by segment (%)
    Quarter ended September 30            2003      2002    Change
    ---------------------------------------------------------------
    ($ in millions)

    Communications segment                42.0      39.6       2.4
    Mobility segment(3)                   39.3      30.7       8.6
    TELUS Consolidated                    41.8      37.5       4.3
    ---------------------------------------------------------------

    Nine months ended September 30        2003      2002    Change
    ---------------------------------------------------------------
    ($ in millions)

    Communications segment                41.3      38.4       2.9
    Mobility segment(3)                   36.2      27.4       8.8
    TELUS Consolidated                    40.3      35.9       4.4
    ---------------------------------------------------------------

    (1) Excluding Restructuring and workforce reduction costs.
    (2) EBITDA divided by total revenue.
    (3) EBITDA margin as a percentage of network revenue was 42.5% and 39.2% for the third quarter and year-to-date 2003, respectively, as compared to 33.4% and 29.8% (28.3% before PST clarification) for the same periods last year.

    Communications segment EBITDA and EBITDA margin excluding Restructuring and workforce reduction costs improved for the third quarter and nine months ended September 30, 2003, when compared with the same periods in 2002, primarily as a result of:

    -  Operational Efficiency Program savings of $80 million and
       $279 million, respectively;
    - Non-ILEC EBITDA improved by $17.3 million and $62.9 million, respectively; and
    - Partly offset by negative price cap decision impacts, decreasing long distance and other revenues, increased pension costs, and the investment tax credits received in 2002.

    Normalized for price cap decision impacts, Communications segment EBITDA increased by $21.3 million or 4.3% and $110.2 million or 7.5%, respectively, for the third quarter and first nine months of 2003 as compared to 2002.
    TELUS Mobility segment EBITDA and EBITDA margin improvement for the third quarter and first nine months of 2003 was attributed to strong ARPU and subscriber growth combined with a significant reduction in the churn rate and cost containment.
    TELUS Mobility EBITDA growth for the third quarter represented a flow-through rate of 96.6% of Network revenue growth. Consequently, EBITDA for the first nine months of 2003 grew 54.0% to $625.4 million. When the $21.0 million favourable PST clarification is excluded, EBITDA for the first nine months of 2003 increased by 62.4%. EBITDA margin, when calculated as a percentage of network revenue, improved to 42.5% for the third quarter and 39.2% for the first nine months of 2003 as compared to 33.4% and 29.8% (28.3% before the PST clarification), respectively, for the same periods one year earlier.

    Depreciation and amortization

    Quarter ended September 30            2003      2002    Change       %
    -------------------------------------------------------------------------
    ($ in millions)
    Depreciation                         308.9     307.3       1.6       0.5
    Amortization of intangible assets     98.3      93.5       4.8       5.1
    -------------------------------------------------------------------------
    Nine months ended September 30        2003      2002    Change         %
    -------------------------------------------------------------------------
    ($ in millions)
    Depreciation                         949.5     898.5      51.0       5.7
    Amortization of intangible assets    278.9     261.9      17.0       6.5
    -------------------------------------------------------------------------

    Depreciation and amortization expenses increased by $6.4 million and $68.0 million, respectively, in the quarter and nine-month periods ended September 30, 2003, when compared with the same periods in 2002, primarily as a result of growth in shorter life capital assets, including billing system and customer relationship management software, data network capital assets.


    Restructuring and workforce reduction costs
    ($ in millions)                       2003      2002    Change      %
    -------------------------------------------------------------------------
    Quarter ended September 30             2.3     313.3    (311.0)    (99.3)
    Nine months ended September 30        12.1     328.9    (316.8)    (96.3)
    -------------------------------------------------------------------------

    Restructuring and workforce reduction costs were recorded for initiatives under the Company's Operational Efficiency Program. In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving operating and capital productivity and competitiveness. The second and third phases commenced in 2002, with the third phase continuing into 2003. Thirty-nine customer contact centres have been closed and consolidated to date, and it is currently expected that the Company will achieve its target for closing or consolidating 44 customer contact centres by the end of 2003. It is estimated that additional restructuring charges of approximately $7 million may be recorded in 2003. For further detail, refer to Note 4 to the interim consolidated financial statements.
    Net staff reductions since the beginning of 2002 through to September 30, 2003 were approximately 6,000. Since the inception of the Operational Efficiency Program in 2001 through September 30, 2003, the Company has reduced its staff count by approximately 6,800, comprised of 4,900 bargaining unit positions and 1,900 management positions. TELUS believes it will attain the 500 additional net employee reductions in 2003 required to meet the Operational Efficiency Program targeted reduction of 7,300 net positions since inception or 6,500 since the beginning of 2002.
    EBITDA savings since inception of the Operational Efficiency Program have increased to approximately $429 million by the end of the third quarter of 2003. The annual savings for 2003 are currently expected to be approximately $450 million. Thereafter, annual recurring savings are currently estimated to be approximately $550 million.

    Other expense
    ($ in millions)                       2003      2002     Change      %
    -------------------------------------------------------------------------
    Quarter ended September 30             7.6       7.7      (0.1)     (1.3)
    Nine months ended September 30        19.8      18.4       1.4       7.6
    -------------------------------------------------------------------------

    Other expense includes accounts receivable securitization expense, charitable donations, income or impairments in portfolio investments, gains and losses on disposal of property, and 2002 discontinued operations. The Company recorded $2.4 million lower losses on portfolio investments and asset sales for the third quarter of 2003 as compared with the same period in 2002, offset by later timing of charitable donations in 2003. For the first nine months of 2003, gains from the sale of properties were $7.7 million compared with $1.3 million for the same period in 2002. Accounts receivable securitization expense decreased by $0.6 million and increased by $5.4 million, respectively, for the third quarter and nine-month period ended September 30, 2003, when compared with the same periods in 2002. The increase for the nine month period was as a result of expanding the securitization program in July 2002. Proceeds from securitization averaged $471 million for the first nine months of 2003, compared with $191 million in the same period last year.


    Financing costs
    ($ in millions)                       2003      2002     Change     %
    -------------------------------------------------------------------------
    Quarter ended September 30           136.5      98.6      37.9      38.4
    Nine months ended September 30       467.2     454.0      13.2       2.9
    -------------------------------------------------------------------------

    Financing costs include interest expense on long-term and short-term debt, gains on debt repurchase (in 2002), interest income, foreign exchange gains and losses and amortization of debt issue costs. See note 5 to the interim consolidated financial statements.

    - Financing costs in the third quarter of 2002, were net of an $82.4 million pre-tax gain on debt redemption. The gain in 2002 arose from the repurchase of approximately $402 million principal amount of notes and debentures of TELUS Corporation and TELUS Communications Inc. for a cash outlay of approximately $310 million including commissions and net of cross currency swap unwind proceeds.

    - Interest on long-term and short-term debt decreased by $14.5 million and $34.0 million, respectively, in the third quarter and nine month periods ended September 30, 2003, when compared with the same periods in 2002. This was primarily a result of debt repurchases and retirements. TELUS maintains a hedging program using cross-currency swaps, and as a result, financing costs were generally unaffected by the appreciation of the Canadian dollar against the U.S. dollar in 2003.

    - Interest income, which has the effect of reducing financing costs, increased by $30.1 million and $35.6 million, respectively, for the third quarter and first nine months of 2003, when compared with the same periods in 2002. Interest income in 2003 and in 2002 was recognized primarily as a result of tax refunds received from the settlement of various tax matters.

    The average debt principal outstanding was $7,750 million in the third quarter of 2003 ($8,899 million in the third quarter of 2002), while the effective interest rate on the average debt outstanding was 8.3% (7.9% in 2002). During the first nine months of 2003, the average debt principal outstanding was $7,993 million ($8,836 million during the first nine months of 2002), while the effective interest rate on the average debt outstanding was 8.2% (8.0% in 2002).


   Income taxes (recovery)
    ($ in millions)                       2003      2002     Change       %
    -------------------------------------------------------------------------
    Quarter ended September 30            84.0     (50.5)    134.5         -
    Nine months ended September 30       133.0      (0.9)    133.9         -
    -------------------------------------------------------------------------

    The increase in Income taxes for the quarter and nine-month periods ended September 30, 2003, when compared with the same periods in 2002, were primarily related to increases in income before taxes of $358.2 million and $505.9 million, respectively. In addition, for the nine-month period ended September 30, 2003, TELUS, recorded a $47.0 million income tax recovery for settlement of previous years' tax matters, which significantly impacted the year-to-date effective tax rate. See note 6 to the interim consolidated financial statements.


    Non-controlling interest
    ($ in millions)                       2003      2002      Change     %
    -------------------------------------------------------------------------
    Quarter ended September 30             1.0       0.6       0.4      66.7
    Nine months ended September 30         2.7       2.4       0.3      12.5
    -------------------------------------------------------------------------

    Non-controlling interest primarily represents a partner's interest in a small foreign subsidiary.

    Preferred dividends
    ($ in millions)                       2003      2002     Change       %
    -------------------------------------------------------------------------
    Quarter ended September 30             0.9       0.8       0.1         -
    Nine months ended September 30         2.6       2.6         -         -
    -------------------------------------------------------------------------

    There were no significant changes to quarterly dividends on preferred shares.


    Interest on convertible debentures
    ($ in millions)                       2003      2002     Change      %
    -------------------------------------------------------------------------
    Quarter ended September 30             1.8       1.8         -         -
    Nine months ended September 30         5.3       5.1       0.2       3.9
    -------------------------------------------------------------------------

    The interest on convertible debentures is presented net of related income taxes. As these debentures are convertible into non-voting shares and are classified as equity on the balance sheet, the related interest is recorded as a charge to retained earnings rather than an interest expense.

    Liquidity and capital resources

    Cash provided by operating activities
    ($ in millions)                       2003     2002     Change      %
    -------------------------------------------------------------------------
    Quarter ended September 30           849.7     804.8      44.9       5.6
    Nine months ended September 30     1,729.1   1,381.1     348.0      25.2
    -------------------------------------------------------------------------

    Cash provided by operating activities increased for the quarter and nine month period ended September 30, 2003, when compared with the same periods last year principally as a result of improvement in operating profitability, lower cash interest from debt reduction, and recovery of income taxes in 2003 associated with settlement of tax matters. This was partially offset by reduced investment in accounts receivable in 2002 from expanding the accounts receivable securitization program. Payments under restructuring and workforce reduction initiatives in 2003 were $32.1 million for the third quarter and $233.6 million for nine-month period, compared with $56.7 million and $134.0 million, respectively, in the same periods in 2002. Contributions to defined benefit pension plans net of defined benefit plan expenses (credits) increased by $6.9 million for the third quarter and decreased by $17.6 million for the nine-month period. Other working capital changes included: (i) increased Accounts payable for the third quarter of 2003 and 2002 for accrual of interest to be paid in the fourth quarter, partly offset in 2002 by a drop in accounts payable due to Operational Efficiency Program initiatives and timing of payments to vendors; (ii) increased Advance billings and customer deposits primarily from the price cap deferral account.
    During the third quarter the Company delivered notice that, effective October 27, 2003, it would make an accounts receivable securitization reduction payment of $106 million. In October 2003, TELUS received a $162 million refund of income taxes as a result of previously announced settlements with income tax authorities. Cash flow from operations in the fourth quarter of 2003 will include the tax refund and the securitization reduction payment.


    Cash provided (used) by investing activities
    ($ in millions)                       2003     2002    Change       %
    -------------------------------------------------------------------------
    Quarter ended September 30          (307.8)   (322.1)     14.3       4.4
    Nine months ended September 30      (776.4) (1,310.3)    533.9      40.7
    -------------------------------------------------------------------------

    Net cash used by investing activities decreased for the third quarter and nine-month period ended September 30, 2003, when compared with the same periods last year, primarily as a result of reduced capital spending. In addition, the Company disposed of non-strategic properties and monetized an investment for net proceeds of $19.0 million in the second quarter of 2003. In the first quarter of 2003, the Company disposed of an administrative property under the terms of a sale and leaseback transaction. An $8.2 million pre-tax gain on the administrative property sale, on total cash proceeds of $19.3 million, was deferred and is amortized over the term of the lease. In the third quarter of 2002, the Company disposed of its remaining directory operations in the U.S. for proceeds of $7.8 million.


    Capital expenditures by segment

    Quarter ended September 30            2003     2002     Change      %
    -------------------------------------------------------------------------
    ($ in millions)
    Communications segment               208.9     230.2     (21.3)     (9.3)
    Mobility segment                      93.7      92.5       1.2       1.3
    -------------------------------------------------------------------------
    Capital expenditures - general       302.6     322.7     (20.1)     (6.2)
    Mobility segment - wireless spectrum   1.4       4.5      (3.1)    (68.9)
    -------------------------------------------------------------------------
    Total capital expenditures           304.0     327.2     (23.2)     (7.1)
    -------------------------------------------------------------------------
    -----------------------------------------------------------------
    Capital expenditure intensity(1)(%)   16.8      18.5      (1.7)
    -----------------------------------------------------------------
    Nine months ended September 30        2003      2002    Change         %
    -------------------------------------------------------------------------
    ($ in millions)
    Communications segment               589.8     947.2    (357.4)    (37.7)
    Mobility segment                     226.1     330.0    (103.9)    (31.5)
    -------------------------------------------------------------------------
    Capital expenditures - general       815.9   1,277.2    (461.3)    (36.1)
    Mobility segment - wireless spectrum   1.4       4.5      (3.1)    (68.9)
    -------------------------------------------------------------------------
    Total capital expenditures           817.3   1,281.7    (464.4)    (36.2)
    -------------------------------------------------------------------------
    -----------------------------------------------------------------
    Capital expenditure intensity(1)(%)   15.4      24.6      (9.2)
    -----------------------------------------------------------------

    (1) Capital Intensity is measured by dividing capital expenditures into operating revenues, expressed as a percentage. This measure provides a method of comparing the level of capital expenditures to other companies within the same industry.


    Capital spending decreased in the Communications segment in the third quarter and first nine months of 2003, when compared to the same periods in 2002. For the third quarter, Non-ILEC expenditures decreased by $27.9 million to $22.4 million, and for the first nine months Non-ILEC expenditures decreased by $97.6 million to $76.0 million. Non-ILEC capital expenditures decreased as a result of the Company concentrating its deployment activity on meeting growth demands through the use of assets in place. ILEC capital expenditures increased by $6.6 million to $186.5 million for the third quarter, and decreased by $259.8 million to $513.8 million for the first nine months, when compared with the same periods in 2002. The primary changes in ILEC capital expenditures were:

    - High-speed Internet ("ADSL") facilities and systems expenditures increased by $2.2 million to $25.2 million for the third quarter and decreased by $96.2 million, to $66.4 million for the first nine months of 2003, when compared to the same periods in 2002. Lower spending on ADSL in 2003 was due to a focus on higher utilization of existing facilities, the completion of accelerated facility deployment and system in 2002, and slowing growth in the industry;

    - There were no purchases from Verizon in 2003 for software licences and trademark licences compared with $55.5 million in the first nine months of 2002; and

    - Increased spending on new service development was partly offset by reductions in other spending in the third quarter of 2003. For the first nine months of 2003, spending on network infrastructure decreased due to lower demand for facilities and spending on internal systems and processes also decreased due to completion of initiatives in 2002, as planned, such as the national long distance and card service platform and internal web enablement projects, partly offset increased spending on new service development.

    The Communications segment capital intensity ratios for the quarter and nine-month period ended September 30, 2003 were 17.3% and 16.0%, respectively, when compared with 18.3% and 24.8%, respectively, for the same periods last year. As a result of reduced capital expenditures and improved EBITDA, the Communications segment contribution to Cash flow (EBITDA less capital expenditures) for the quarter and nine months ended September 30, 2003 increased to $300.1 million and $929.9 million, respectively, from $268.1 million and $520.0 million, respectively, in the same periods last year.
    Mobility capital expenditures were relatively flat for the third quarter and significantly lower for the first nine months of 2003 as compared to the same periods in 2002. TELUS Mobility continued the enhancement of digital wireless coverage during the third quarter of 2003. Also, TELUS Mobility has started building out a significant amount of Microwave in 2003 aimed at reducing future leased line costs. Capital spending declined significantly year-over-year principally as a result of:

    -   Implementation of the 1X digital network in 2002;

    -   Digital conversion of analogue networks in 2002;

    - Reduced coverage expansion costs in 2003 due to operationalized roaming/resale agreements in 2002 with Bell Mobility and Aliant Telecom Wireless; and

    - Timing of network capital expenditures in 2003, lower planned net subscriber additions, improved infrastructure equipment costs, and a stronger Canadian dollar.

    Capital expenditure intensity for TELUS Mobility was 15.2% and 13.2% for the third quarter and first nine months of 2003, respectively, as compared to 18.0% and 22.6% for the same periods one year ago due to both lower capital spending and significant growth in network revenues. As a result of continued EBITDA growth and reduced capital expenditure intensity, Mobility generated substantially improved cash flow (EBITDA less capital expenditures) of $150.4 million and $397.9 million, or 26.0% and 24.9% of Network revenue, for the third quarter and first nine months of 2003, respectively, as compared with $67.8 million and $71.7 million, or 13.7% and 5.3%, for the same periods in 2002, respectively.
    Both segments have contributed to significantly improved consolidated cash flow (EBITDA less capital expenditures) to $450.5 million and $1,327.8 million, respectively, for the quarter and nine-month periods ended September 30, 2003, when compared with the $335.9 million and $591.7 million, respectively, in same periods in 2002.

    Cash provided (used) by financing activities
    ($ in millions)                       2003      2002    Change      %
    -------------------------------------------------------------------------
    Quarter ended September 30          (456.2)   (479.0)     22.8       4.8
    Nine months ended September 30      (841.4)    (93.2)   (748.2)        -
    -------------------------------------------------------------------------

    Cash used by financing activities decreased in the third quarter of 2003 and increased in the first nine months of 2003, when compared with the same periods one year ago.

    - Common and Non-voting shares issued - Proceeds received from shares issued from Treasury under the employee share purchase plan and from share option plans were $20.6 million and $61.7 million respectively for the third quarter and first nine months of 2003, compared with proceeds of $16.6 million and $73.9 million, respectively, in the same periods in 2002 under the same plans, from exercised warrants and from additional shares purchased by Verizon pursuant to anti-dilutive rights.

    - Public issuance of Non-voting shares - $nil in 2003; $337.4 million in 2002. In September 2002, a public issuance of 34.25 million Non-voting shares was offered concurrently in Canada and the U.S. at a share price of $9.85 (Canadian dollars) for aggregate gross proceeds of $337.4 million. The net proceeds of $322.9 million were used to repurchase and repay debt, including bank debt incurred to repurchase notes of TELUS Corporation and notes and debentures of TELUS Communications Inc. and for general corporate purposes. The debt was repurchased at an average discount of 21%, while equity dilution was limited to 10% from the September 2002 public share issuance.

    - Dividends to shareholders - Cash dividends paid to shareholders decreased by $1.6 million and increased by $33.9 million, respectively, for the third quarter and first nine months of 2003, when compared with the same periods in 2002. The increase in cash dividends for the nine month period resulted from an increased number of shares outstanding, partly offset by a higher enrolment in dividend reinvestment plans (approximately 24% for the dividend paid in July 2003, compared with approximately 10% one year earlier). The 15-cent dividend paid per Common share and Non-voting share remained unchanged from one year ago.

    - Net debt redemptions (Long-term debt issued net of Redemptions and repayment of long-term debt and Change in short-term obligations) - were $434.4 million and $765.2 million, respectively, for the quarter and nine-month periods ended September 30, 2003, compared with net debt repurchases and redemptions of $779.1 million and $389.2 million, respectively, for the same periods in 2002. Net debt redemptions in the first nine months of 2003 included approximately $585 million of bank facilities, $151 million of medium-term notes, and $30 million of First Mortgage Bonds. In the third quarter of 2002, the Company repurchased approximately $402 million principal amount of notes and bank debt for a cash outlay of approximately
        $310 million including commissions and net of cross-currency swap unwind proceeds.


    Liquidity and capital resource measures
                                      Sept. 30,  Sept. 30,           June 30,
    Period ended                          2003      2002    Change      2003
    -------------------------------------------------------------------------
    Components of debt and coverage ratios
    --------------------------------------
    Net debt(1)($ millions)            7,522.3   8,332.3    (810.0)  8,038.7
    Total capitalization(2)
     - book value ($ millions)        14,169.5  14,942.6    (773.1) 14,593.6

    EBITDA (12-month trailing,
     $ millions)                       2,790.3   2,471.7     318.6   2,698.9
    Net interest cost(3)
     (12-month trailing, $ millions)     617.6     716.8     (99.2)    662.1

    Debt ratios
    -----------
    Fixed rate debt as a
     proportion of total
     indebtedness (%)                    100.0      94.1       5.9      94.6
    Average term to maturity
     of debt (years)                       6.4       6.6      (0.2)      6.4
    Net debt(1) to total
     capitalization(2)(%)                 53.1      55.8      (2.7)     55.1
    Net debt to EBITDA(4)                  2.7       3.4      (0.7)      3.0

    Coverage ratios
    ---------------
    Earnings coverage(5)                   1.3       0.8       0.5       0.8
    EBITDA interest coverage(6)            4.5       3.4       1.1       4.1

    Other measures
    --------------
    Free cash flow(7)(3-month,
     $ millions)                         417.1     239.9     177.2      69.0
    Free cash flow(7)(12-month
     trailing, $ millions)               757.4    (431.0)  1,188.4     579.6
    -------------------------------------------------------------------------

    (1) Net debt is defined as Long-term debt plus current obligations and cheques outstanding less Cash and temporary investments and cross-currency foreign exchange hedge asset (plus cross-currency foreign exchange hedge liability) related to U.S. dollar notes. The cross-currency foreign exchange hedge liability as at September 30, 2003 was $580.8 million ($123.7 million hedge asset as at September 30, 2002; $588.2 million hedge liability as at June 30, 2003). Net Debt as calculated herein, includes a notional amount related to accounts receivable securitization of approximately $125.5 million at September 30, 2003 ($106.3 million at September 30, 2002, and
        $124.1 million at June 30, 2003), which is required to be included in the numerator of the Leverage Ratio covenant calculation in TELUS' credit facilities. Net debt is unaffected by foreign exchange fluctuations because it includes (deducts) the net deferred hedging liability (asset).
    (2) Total capitalization is defined as Net debt plus Non-controlling interest and Shareholders' Equity.
    (3) Net Interest Cost is defined as Net financing cost before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. Gains on redemption and repayment of debt were recorded in the third and fourth quarters of 2002. Excluding $61.5 million of interest income recorded in the twelve month period ended September 30, 2003, net interest cost is $679.1 million. Excluding interest income, the comparable net interest cost for the twelve month period ended September 30, 2002 was $723.1 million and for the twelve-month period ended June 30, 2003 was $693.5 million.
    (4) Net debt to EBITDA is defined as Net debt as at the end of the period divided by 12-month trailing EBITDA, where EBITDA excludes Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.
    (5) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.
    (6) EBITDA interest coverage is defined as EBITDA excluding Restructuring and workforce reduction costs divided by Net interest cost. Excluding $61.5 million of interest income recorded in the twelve months ending September 30, 2003, this ratio is 4.1 for September 2003. Excluding $30.4 million of interest income for the twelve months ended June 30, 2003, this ratio was 3.9 for June 2003. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.
    (7) Free cash flow is defined as EBITDA excluding Restructuring and workforce reduction costs less Capital expenditures, cash interest paid, cash taxes and cash dividends. This measure is used to provide an indication of underlying cash flows in the business for the items identified. As defined, free cash flow excludes Restructuring and workforce reduction costs, working capital changes, and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows.

    The short-term obligation and long-term debt balance as at September 30, 2003 decreased by $1,470 million to $6,918 million from $8,388 million as at December 31, 2002. This reduction in the debt balance included a $707 million decrease in the Canadian dollar value of U.S. dollar denominated Notes as a result of an approximate 17% appreciation of the Canadian dollar between December 31, 2002 and September 30, 2003. TELUS' U.S. dollar debt is fully hedged, resulting in a corresponding increase of $707 million being recorded in the net Deferred hedging liability (the Deferred hedging asset of $126.8 million as at December 31, 2002 has become a Deferred hedging liability of $580.8 million as at September 30, 2003). The remaining reduction was from debt repayment and repurchases. TELUS expects to continue applying surplus cash flow to reduce accounts receivable securitization and possible other repurchases of debt.
    The proportion of debt with fixed interest rates increased as at September 30, 2003, when compared with September 30, 2002, as the amount of utilized bank facilities at September 30, 2003 decreased to $70 million from approximately $655 million since the beginning of the year. The remaining $70 million bank facility amount was repaid on October 6, 2003.
    The primary reasons for a reduction in the net debt to total capitalization ratio measured at September 30, 2003, when compared to a year ago, were the net debt repayments in 2003. The Company's Operational Efficiency Program, improved Non-ILEC margins, reduced capital expenditures, improved Mobility cash generation and tax refunds resulted in significant increased free cash flow allowing for additional debt reduction in 2003. Free cash flow for the third quarter and first nine months of 2003 exceeded cash payments for Restructuring and workforce reduction of $32.1 million and $233.6 million, respectively. The $350.6 million increase in Free cash flow in the third quarter of 2003, when compared with the second quarter of 2003, was due primarily to lower cash interest payments (significant semi-annual interest payments are made in the second and fourth quarters), lower third quarter cash taxes and higher third quarter EBITDA.
    The net debt to EBITDA ratio measured at September 30, 2003 improved significantly, when compared with September 30, 2002 and June 30, 2003, as a result of debt reduction and an increase in twelve-month trailing EBITDA. The EBITDA interest coverage ratio measured at September 30, 2003 improved, when compared with September 30, 2002 and June 30, 2003, as a result of higher twelve-month trailing EBITDA and lower twelve-month trailing net interest costs including significant interest income.

    Credit Facilities

    TELUS' credit facilities at September 30, 2003 consisted of a $1.5 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 30, 2004 ($70 million drawn along with $98.2 million in outstanding undrawn letters of credit), an undrawn $600 million (or the U.S. dollar equivalent) 364 day-revolving credit facility extendible at TELUS' option for any amount outstanding as at May 26, 2004 for one year on a non-revolving basis, and approximately $74 million in other bank facilities (nil drawn and approximately $9.4 million in committed and outstanding undrawn letters of credit). On October 6, 2003, TELUS repaid the remaining $70 million drawn against the $1.5 billion facility.
    At September 30, 2003, TELUS had unutilized available liquidity well in excess of $1 billion. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt and Asset Securitization Amount to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 2.7:1 as at September 30, 2003) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense and Asset Securitization Charges on a trailing 12-month basis) to be less than 2.5:1 (approximately 4.1:1 as at September 30, 2003) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. Continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

     Accounts Receivable Sale

    TELUS Communications Inc., a wholly owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by one level at BBB as of October 28, 2003. The proceeds of securitized receivables were $481 million at September 30, 2003. The Company also delivered notice that, effective October 27, 2003, it would make a securitization reduction payment of $106 million. See Note 9 to the interim consolidated financial statements.
    TELUS' credit facilities require that a portion of sold accounts receivable be added to debt for purposes of calculating the Leverage Ratio covenant under the credit agreement. This portion is calculated on a monthly basis and is a function of the ongoing collection performance of the receivables pool. At September 30, 2003, this amount, defined as the Asset Securitization Amount, was $125.5 million.

    Credit Ratings

    The following rating actions occurred during 2003:

    - On September 12, 2003, Moody's Investor Service affirmed its Ba1 rating and changed its outlook for TELUS Corporation's senior unsecured credit to 'positive' from 'stable'. Earlier, on April 16, 2003, Moody's changed the outlook for TELUS Corporation's senior unsecured credit rating to 'stable' from 'negative';

    - On August 8, 2003, Standard & Poor's Rating Services ("S&P") affirmed its 'BBB' long-term corporate credit rating for TELUS Corporation and revised its outlook to 'stable' from 'negative'. The revised outlook also applied to TELUS Communications Inc. and TELUS Communications (Quebec) Inc. Earlier in the year, on May 29, 2003, S&P had affirmed its 'BBB' long-term corporate credit rating for TELUS Corporation, TELUS Communications Inc. and TELUS Communications (Quebec) Inc., each with a 'negative' outlook. S&P withdrew its short-term corporate credit rating on TELUS due to the discontinuance of commercial paper programs. S&P also raised the issue rating on TELUS Communications (Quebec) Inc.'s first mortgage bonds from BBB+ to A-.

    - On June 17, 2003, Dominion Bond Rating Service ("DBRS") revised the trend from 'negative' to 'stable' for its ratings on TELUS Corporation, TELUS Communications Inc. and TELUS Communications (Quebec) Inc. On May 1, 2003, DBRS discontinued its rating on commercial paper programs of TELUS Corporation, TELUS Communications Inc. and TELUS Communications (Quebec) Inc. as TELUS had no issues outstanding; and

    - On May 28, 2003, Fitch Ratings changed the outlook to 'stable' from 'negative' for its ratings on TELUS Corporation and TELUS
        Communications Inc.

    TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings.


      Credit rating summary
                               DBRS(1)    S&P(1)     Moody's(2)   Fitch(1)
    ----------------------------------------------------------------------
      TELUS Corporation
      Senior bank debt           ---        ---        ---          BBB
      Notes                      BBB        BBB        Ba1          BBB

      TELUS Communications Inc.
      Debentures                 BBB        BBB        ---          BBB
      Medium-term Notes          BBB        BBB        ---          BBB
      Preferred shares           Pfd-3      P-3(high)  ---          ---

      TELUS Communications
       (Quebec) Inc.
      First mortgage bonds       BBB         A-        ---          ---
      Medium-term Notes          BBB        BBB        ---          ---
    --------------------------------------------------------------------

      (1) Outlook or trend 'stable'
      (2) Outlook 'positive'

    Off-Balance Sheet Arrangements and Contractual Liabilities

    Financial Instruments

    TELUS uses various financial instruments, the fair values of which are not reflected on the balance sheet, to reduce or eliminate exposure to interest rate and currency risks. These instruments are accounted for on the same basis as the underlying exposure being hedged.
    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt. On October 6, 2003, the Company terminated an interest rate swap that had the effect of fixing the interest rate on $70 million of floating rate debt that was repaid.
    The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. Dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity. The Company's foreign exchange risk management also includes the use of foreign currency forwards to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is not generally applied to these foreign currency forwards. The Company entered into foreign currency forward contracts that have the effect of fixing the exchange rates on, as at September 30, 2003, U.S. $38 million of fiscal 2003 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts all of which relate to the Mobility segment.
    The Company is exposed to credit risk with respect to its short-term deposits, accounts and leases receivable, interest rate swap agreements and foreign exchange hedges. Credit risk associated with short-term deposits is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.
    The carrying value of cash and temporary investments, bank indebtedness, accounts receivable, leases receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments.

    Commitments and Contingent Liabilities (Note 16 of the interim consolidated financial statements)

    The Company has a number of commitments and contingent liabilities. The Company has $178.9 million in outstanding commitments for its Operational Efficiency Program as at September 30, 2003, and approximately $7 million of additional Restructuring and workforce reduction expense may be recorded for items that were not eligible to be recorded prior to September 30, 2003. The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. The Company is currently engaged in contract negotiations through the federal conciliation process. In the normal course of the Company's operations, it enters into commercial agreements that require, as a part of normal terms, guarantees by the Company.


    Revised Guidance for 2003

    The Company publicly set certain estimated financial and operational targets for 2003 in December 2002. Each quarter, management reviews the targets and updates the guidance, if deemed necessary. The third quarter revised guidance for 2003 is shown:

                                   Third         Second         2003
                                  quarter        quarter      original
                                revised 2003  revised 2003     targets
                                  guidance      guidance
    ----------------------------------------------------------------------
    Consolidated
      Revenues                   no change    $7.1 to $7.2  $7.2 to $7.3
                                                 billion       billion

      EBITDA(1)                    $2.8 to      $2.75 to    $2.7 to $2.8
                                   $2.85          $2.85        billion
                                  billion        billion

      Earnings (loss) per         85 to 95      80 to 90      35 to 55
       share                        cents         cents         cents

      Capital expenditures         $1.2 to    $1.2 to $1.3  Approx. $1.5
                                   $1.25         billion       billion
                                  billion

      Free cash flow                $900      $800 million  $300 to $600
                                 million to       to $1       million(2)
                                 $1 billion      billion

      Net debt to EBITDA          2.7 times   2.8 times or    3.0 times
                                  or less         less

    Communications segment
      Revenue (external)           $4.8 to      $4.85 to       $5.0 to
                                   $4.85      $4.9 billion      $5.05
                                  billion                      billion

        Non-ILEC revenue         no change      no change   $575 million

      EBITDA(1)                   $2.025 to      $2.0 to      $2.075 to
                                   $2.05         $2.075         $2.15
                                  billion        billion       billion

        Non-ILEC EBITDA          no change       Approx.       Approx.
                                                  $(30)         $(60)
                                                 million       million

      Capital expenditures      $850 to $875  $850 to $900     Approx.
                                  million        million        $1.05
                                                               billion

      High-speed Internet          Approx.       Approx.     150,000 to
       subscriber net adds        150,000        125,000       175,000

    Mobility segment
      Revenue (external)           $2.3 to      $2.25 to       $2.2 to
                                   $2.35      $2.3 billion      $2.25
                                  billion                      billion

      EBITDA(1)                    $775 to    $750 to $775  $625 to $650
                                    $800         million       million
                                  million

      Capital expenditures     $350 to $375   $350 to $400  Approx. $450
                                  million        million       million

      Wireless subscriber net      Approx.     350,000 to    400,000 to
       additions                  400,000        375,000       450,000
    ----------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization, excluding Restructuring and workforce reduction costs.
    (2) Original target of $300 to $600 million was revised in the 2002 Annual Report to $500 to $600 million as a result of a settlement with tax authorities in late February 2003.


    4.  Risks and Uncertainties

    A comprehensive discussion of the risks and uncertainties can be found in Management's Discussion and Analysis in TELUS' Annual Information Form, TELUS' 2002 Annual Report, and filings on www.sedar.com and on Edgar at www.sec.gov.




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2003
						TELUS Corporation



						__ "James W. Peters"___
						Name:  James W. Peters
						Title:  Corporate Secretary